Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

VONAGE HOLDINGS CORP.,

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

and

ERICSSON MUON HOLDING INC.

Dated as of November 22, 2021

i

TABLE OF CONTENTS

(cont.)

TABLE OF CONTENTS

(cont.)

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation
Schedule 7.1(b)(ii)	Governmental Consents

INDEX OF DEFINED TERMS

Defined Term	Section
Acceptable Confidentiality Agreement	6.2(b)
Acquisition Proposal	9.14
Acquisition Transaction	9.14
Action	9.5(b)(iii)
Affiliate	9.14
Agreement	Preamble
Alternative Acquisition Agreement	6.2(a)
Anti-Bribery Law	9.14
Antitrust Laws	9.14
Applicable Date	4.5(a)
Bankruptcy and Equity Exception	4.3
BIS	9.14
Business Day	9.14
Bylaws	2.2
Capitalization Date	4.2(a)
Capped Call Documentation	9.14
Capped Call Transactions	9.14
CARES Act	9.14
Certificate	3.1(a)(i)
Certificate of Incorporation	2.1
Certificate of Merger	1.3
CFIUS	9.14
CFIUS Clearance	9.14
CFIUS Termination Fee	8.5(e)
Change in Recommendation	6.2(d)
Closing	1.2
Closing Date	1.2
Code	3.2(f)
Communications Laws	9.14
Company	Preamble
Company Balance Sheet	4.8
Company Bylaws	4.4(b)
Company Certificate of Incorporation	4.4(b)
Company Data	9.14
Company Disclosure Letter	ARTICLE IV
Company Equity Award	9.14
Company IP	4.16(b)
Company Material Adverse Effect	9.14
Company Material Leased Real Property	4.17
Company Material Real Property Lease	4.17
Company Option	3.5(a)
Company Plan	9.14

Defined Term	Section
Company Recommendation	4.3
Company Related Parties	8.5(h)
Company Reports	4.5(a)
Company Requisite Vote	4.3
Company Rights	4.2(a)
Company Stock Plans	3.5(a)
Company Stockholders Meeting	6.4(a)
Company Termination Fee	8.5(b)
Confidentiality Agreement	9.7
Consent	4.4(a)
Continuing Employee	6.9(a)
Contracts	4.4(b)
Convertible Notes	3.6(a)
Convertible Notes Indenture	3.6(a)
Cooperation Agreement	9.14
COVID-19	9.14
COVID-19 Measures	9.14
D&O Insurance	6.11(b)
Debt Payoff Letter	6.18
DGCL	1.1
Dissenting Shares	3.1(a)(i)
DPA	9.14
Effective Time	1.3
Environmental Law	9.14
ERISA	9.14
Exchange Act	4.4(a)
Exchange Fund	3.2(a)
Excluded Shares	3.1(a)(i)
Existing Credit Agreement	6.18
Extended Termination Date	8.2(a)
FCC	9.14
FCC License	9.14
FCC Licensee	9.14
FCPA	4.11(b)
Financing	6.19(a)
Financing Parties	9.14
GAAP	9.14
Government Official	9.14
Governmental Entity	4.4(a)
Hazardous Substance	9.14
HSR Act	4.4(a)
Indebtedness	9.14
Indemnified Parties	6.11(a)
Information Technology Systems	9.14
Insurance Policies	4.20

v

Defined Term	Section
Intellectual Property	9.14
Intervening Event	9.14
Knowledge of the Company	9.14
Law	9.14
Licenses	4.11(a)
Lien	4.2(c)
Material Contracts	4.12(p)
Material Source Code	6.22
Merger	Recitals
Merger Consideration	3.1(a)(i)
Merger Sub	Preamble
Merger Sub Parent	Recitals
NASDAQ	9.14
No Vote Fee	8.5(d)
OFAC	9.14
Open Source Scan	6.22
Open Source Software	9.14
Option Payment	3.5(a)
Order	9.14
Organizational Documents	4.1
Other Company Filing	6.3(b)
Parent	Preamble
Parent Material Adverse Effect	9.14
Parent PRSU Cash Award	3.5(c)
Parent Related Parties	8.5(h)
Parent RSU Cash Award	3.5(b)
Participant	9.14
Patents	9.14
Paying Agent	3.2(a)
Payment	8.5(g)
Performance Restricted Stock Units	3.5(c)
Permitted Liens	9.14
Person	9.14
Personal Data	9.14
Preferred Shares	4.2(a)
Preservation Plan	4.2(a)
Preservation Plan Amendment	4.13(b)
Privacy Requirements	9.14
Proceedings	4.7
Proxy Statement	6.3(a)
PRSU Payment	3.5(c)
Qatalyst	4.3
Registered IP	4.16(a)
Regulatory Actions	6.5(d)
Related Parties	8.5(h)

Defined Term	Section
Related Software	9.14
Release	9.14
Representatives	6.2(a)
Repurchase Transaction	6.17(b)
Restricted Stock Unit	3.5(b)
RSU Payment	3.5(b)
Sanctioned Person	9.14
Sanctioned Territory	9.14
Sanctions and Export Controls	9.14
Sarbanes-Oxley Act	4.5(a)
SEC	4.5(a)
Securities Act	4.4(a)
Shares	3.1(a)(i)
Significant Customer	4.18
Significant Supplier	4.18
Solvent	9.14
Staff	6.3(a)
Subsidiary	9.14
Substantial Detriment	6.5(f)
Superior Proposal	9.14
Surviving Corporation	1.1
Takeover Statute	4.13(a)
Tax	9.14
Tax Return	9.14
Taxable	9.14
Termination Date	8.2(a)
Treasury Regulations	9.14
Trustee	3.6(a)
Uncertificated Shares	3.1(a)(i)
Willful Breach	9.14

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), is entered into as of November 22, 2021, by and among Vonage Holdings Corp., a Delaware corporation (the “Company”), Telefonaktiebolaget LM Ericsson (publ), an entity organized and existing under the Laws of Sweden (“Parent”), and Ericsson Muon Holding Inc., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the board of directors of the Company, has, as of the date of this Agreement, unanimously (i) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the merger of Merger Sub with and into the Company with the Company surviving the merger as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, (ii) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, and (iii) subject to Section 6.2, resolved to recommend to its stockholders the adoption of this Agreement;

WHEREAS, the board of directors of Parent has approved this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, and has taken all actions necessary to cause a direct or indirect wholly owned subsidiary of Parent (the “Merger Sub Parent”), as the sole stockholder of Merger Sub, to adopt this Agreement;

WHEREAS, the board of directors of Merger Sub, by resolutions duly adopted, has unanimously (i) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (ii) determined that the Merger is fair to, and in the best interests of Merger Sub and its stockholder, and (iii) resolved to recommend to its stockholder the adoption of this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the receipt and sufficiency of which is acknowledged and agreed, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (in such capacity, sometimes hereinafter referred to as the “Surviving Corporation”), and become a direct wholly owned subsidiary of Merger Sub Parent and an indirect wholly owned Subsidiary of Parent, and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in ARTICLE II. The Merger shall have the effects specified in the Delaware General Corporation Law (the “DGCL”), this Agreement and the Certificate of Merger (as defined below).

1.2 Closing. Unless this Agreement shall have been terminated pursuant to ARTICLE VIII and unless otherwise mutually agreed in writing by the parties hereto, the closing of the Merger (the “Closing”) shall be conducted remotely via the electronic exchange of documents and signatures at 10:00 a.m., Eastern Time, on a date that is as soon as reasonably practicable, and in no event later than five (5) Business Days, following the day on which the last to be satisfied or waived of each of the conditions set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall have been satisfied or waived in accordance with this Agreement. The date on which the Closing occurs shall be the “Closing Date”.

1.3 Effective Time. Concurrently with the Closing, the Company and Parent will cause a Certificate of Merger with respect to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective at the date and time set forth in the Certificate of Merger in accordance with the DGCL, which shall be 11:59:59 p.m., Eastern Time, on the Closing Date, unless otherwise agreed by the parties (the “Effective Time”).

ARTICLE II

ORGANIZATIONAL DOCUMENTS, DIRECTORS AND OFFICERS

OF THE SURVIVING CORPORATION

2.1 The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Certificate of Incorporation”) shall be amended and restated in its entirety to read as set forth in Exhibit A, and as such shall be the Certificate of Incorporation until thereafter amended as provided therein or by applicable Law, subject to Section 6.11.

2.2 The Bylaws. At the Effective Time, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), except (i) that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation and (ii) for such changes as are agreed by the parties and necessary to comply with Section 6.11, and as such shall be the Bylaws until thereafter amended as provided therein or by applicable Law, subject to Section 6.11.

2.3 Directors of Surviving Corporation. The parties hereto shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation to hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL, the Certificate of Incorporation and the Bylaws.

2.4 Officers of the Surviving Corporation. The parties hereto shall take all actions necessary so that the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation to hold office until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL, the Certificate of Incorporation and the Bylaws.

2.5 Intellectual Property Rights. The Surviving Corporation shall not have the power or authority, and shall be unable and not permitted (whether by operation of law, as a result of or in connection with a transaction or otherwise, or whether by, through, relating to or in connection with any action, omission, contract, acquiescence, undertaking, understanding, license, release, covenant, representation, warranty, indemnity, lien, encumbrance or commitment of any kind), (a) to grant or release (on behalf of itself, any direct or indirect holder or beneficial owner of any equity or other securities of the Surviving Corporation, or any Affiliate of the Surviving Corporation or of any such holder or beneficial owner) any rights, property, assets or claims of any kind, (b) to bind any person or entity (including itself, any direct or indirect holder or beneficial owner of any equity or other securities of the Surviving Corporation, or any Affiliate of the Surviving Corporation or of any such holder or beneficial owner) to any liabilities or obligations of any kind or (c) to assume (on behalf of itself, any direct or indirect holder or beneficial owner of any equity or other securities of the Surviving Corporation, or any Affiliate of the Surviving Corporation or of any such holder or beneficial owner) any liabilities or obligations of any kind, in each case, under clauses (a), (b) and (c), that relate to or involve in any way any intellectual property rights of any kind, including any rights relating to patents or patent applications, of any direct or indirect holder or beneficial owner of any of equity or other securities of the Surviving Corporation or any Affiliate of the Corporation or of any such holder or beneficial owner (in all cases other than to the extent solely relating to or involving such intellectual property rights of the Corporation and its subsidiaries), for any reason or in any way and whether or not by virtue of, in connection with or as a result of the status of such holder, beneficial owner or affiliate as an affiliate of the Surviving Corporation or otherwise; provided, that the foregoing shall not restrict the power, authority, ability and right of the Surviving Corporation to (i) grant or release rights, property, assets or claims that are owned or held directly by the Surviving Corporation or its Subsidiaries (and not by any of its Affiliates other than its Subsidiaries) or (ii) bind or assume liabilities or obligations on behalf of itself and its Subsidiaries (and not any of its Affiliates other than its Subsidiaries).

ARTICLE III

EFFECT OF THE MERGER ON SECURITIES;

EXCHANGE

3.1 Effect on Capital Stock.

(a) At the Effective Time, as a result of the Merger and without any action on the part of the holder of any securities of the Company, Parent or Merger Sub:

(i) Merger Consideration. Each share of common stock, par value $0.001, of the Company (the “Shares” and each a “Share”) issued and outstanding immediately prior to the Effective Time (other than (x) Shares owned by Parent or Merger Sub or any of their respective Subsidiaries, (y) Shares owned by the Company as treasury stock (each such Share referred to in the foregoing clauses (x) and (y), an “Excluded Share” and, collectively, the

“Excluded Shares”), and (z) Shares held by stockholders who shall not have voted in favor of the adoption of this Agreement (as may be amended) and who shall have properly exercised appraisal rights in respect of such Shares in accordance with Section 262 of the DGCL (each a “Dissenting Share” and, collectively, the “Dissenting Shares”) shall be converted into the right to receive $21.00 per Share in cash, without interest thereon (the “Merger Consideration”). At the Effective Time, all of the Shares (other than Excluded Shares and Dissenting Shares) shall cease to be outstanding, shall be cancelled and shall cease to exist, and (A) each certificate (a “Certificate”) formerly representing any of the Shares (other than the Excluded Shares and Dissenting Shares) and (B) each book-entry account formerly representing any uncertificated Shares (“Uncertificated Shares”) (other than Excluded Shares and Dissenting Shares) shall thereafter represent only the right to receive the Merger Consideration, and the holders thereof shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration upon surrender thereof in accordance with Section 3.2, and each Certificate and Uncertificated Share formerly representing Dissenting Shares shall thereafter represent only the right to receive the payment of which reference is made in Section 3.3.

(ii) Cancellation of Excluded Shares. Subject to Section 3.3, each Excluded Share outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(iii) Expiration of Company Rights. All Company Rights, together with the associated Series A Participating Preferred Shares, outstanding immediately prior to the Effective Time shall expire in their entirety without any payment being made in respect thereof in accordance with the Preservation Plan Amendment.

(b) Merger Sub. Each share of common stock, par value $0.001, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.001, of the Surviving Corporation.

3.2 Exchange of Certificates.

(a) Paying Agent. At or immediately prior to the Effective Time, Parent shall deposit, or cause to be deposited, on behalf of Merger Sub Parent, with a paying agent selected by Parent and reasonably acceptable to the Company (the “Paying Agent”), for payment to the holders of Shares, an aggregate amount of cash comprising approximately the amounts required to be delivered pursuant to Section 3.1(a) in respect of Shares (such aggregate amount of cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as directed by Parent; provided that (i) such investments shall be an obligation of, or guaranteed by, the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks and (ii) no such investment (or losses thereon) shall affect the amount of Merger Consideration payable to the holders of Shares pursuant to Section 3.1(a). To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment of the Merger Consideration as contemplated hereby,

Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make all cash payments required pursuant to Section 3.1(a)(i). Prior to the Closing Date, Parent shall enter into an agreement with the Paying Agent, in form and substance reasonably satisfactory to the Company, to effect the applicable terms of this Agreement.

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record of a Certificate representing Shares outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares): (i) a letter of transmittal in customary form advising such holder of the effectiveness of the Merger and the conversion of its Shares into the right to receive the Merger Consideration, and specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)) and (ii) instructions for use in effecting the surrender of such Certificates (or affidavits of loss in lieu of such Certificates as provided in Section 3.2(e)). Upon the surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 3.2(e)) to the Paying Agent in accordance with the terms of such transmittal materials, the holder of such Certificate shall be entitled to receive in exchange therefor an amount in immediately available funds (or, if no wire transfer instructions are provided, a check, and in each case, after giving effect to any required Tax withholding provided in Section 3.2(f)) equal to the cash amount that such holder is entitled to receive pursuant to Section 3.1(a), and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable to holders of Certificates. In the event of a transfer of ownership of Shares represented by a Certificate that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Certificate may be issued and/or paid to such a transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, reasonably acceptable to the Paying Agent.

(c) Transfers; No Further Ownership Rights. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company or the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 3.2(b)) be cancelled and exchanged as provided in this Article III. From and after the Effective Time, (a) all Shares will no longer be outstanding and will automatically be cancelled, retired and cease to exist; and (b) each holder of a Certificate or Uncertificated Shares theretofore representing any Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor in accordance with Section 3.1, or in the case of Dissenting Shares, the rights pursuant to Section 3.3. The Merger Consideration paid in accordance with the terms of this Article III will be deemed to have been paid in full satisfaction of all rights pertaining to such Shares.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the stockholders of the Company for twelve (12) months after the Effective Time shall be delivered, at Parent’s option, to Parent. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this ARTICLE III shall thereafter look only to the Surviving Corporation for delivery of any payment of cash (after giving effect to any required Tax withholdings as provided in Section 3.2(f)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, such Merger Consideration shall become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed to the Paying Agent or the Surviving Corporation, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the cash that would have been issuable or payable pursuant to the provisions of this Article III (after giving effect to any Tax withholdings as provided in Section 3.2(f)) had such lost, stolen or destroyed Certificate been surrendered. Parent or the Paying Agent, in its discretion and as a condition precedent to the payment of the Merger Consideration, may require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(f) Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it reasonably determines are required to be deducted and withheld with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts (i) shall be timely remitted by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be. At least fifteen (15) days prior to making any deduction or withholding pursuant to this Section 3.2(f) (other than any withholding in respect of Option Payments, RSU Payments, PRSU Payments, Parent RSU Cash Awards, Parent PRSU Cash Awards or any other compensatory amounts payable hereunder, including U.S. federal, state and local employment, wage or payroll tax withholding), Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, shall provide written notice to the Company of any anticipated deduction or withholding (together with the legal basis thereof) and shall fully cooperate in good faith to reduce or eliminate any amounts that would otherwise be deducted or withheld.

(g) Uncertificated Shares. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), Parent shall cause the Paying Agent to (i) mail to each registered holder of Uncertificated Shares (other than in respect of Excluded Shares and Dissenting Shares) materials advising such holder of the effectiveness of the Merger and the conversion of its Shares into the right to receive the Merger Consideration and (ii) deliver the cash that such holder is entitled to receive in respect of its Shares pursuant to Section 3.1(a) (after giving effect to any Tax withholdings as provided in Section 3.2(f)), without interest thereon.

3.3 Dissenters’ Rights. Notwithstanding anything to the contrary herein, no Dissenting Shares shall be converted into the right to receive payment of the Merger Consideration pursuant to the provisions of this Article III unless and until the holder thereof shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal under the DGCL, and any holder of Dissenting Shares shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to such Dissenting Shares. If, after the Effective Time, any Person who otherwise would be deemed to hold Dissenting Shares shall have failed to properly perfect or shall have effectively withdrawn or lost the right to appraisal under Section 262 of the DGCL or if a court of competent jurisdiction shall finally determine that such Person is not entitled to relief provided by Section 262 of the DGCL with respect to any Shares, such Shares shall thereupon be treated as though such Shares had been converted, as of the Effective Time, into the right to receive the Merger Consideration without interest and less any required Tax withholding upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such Shares in the manner provided in Section 3.2. The Company shall give Parent (i) written notice as promptly as practicable of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to participate in any proposed strategy, decision, negotiation and proceeding with respect to demands for appraisal. Parent shall have the right to direct and control all negotiations and proceedings with respect to such demands or attempted withdrawals of such demands and any other actions with respect to stockholders’ rights for appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands, approve any withdrawal of any such demands or waive any failure to timely deliver a written demand for appraisal the provisions under Section 262 of the DGCL. Any amounts required to be paid to a holder in respect of any Dissenting Shares shall be paid by the Surviving Corporation.

3.4 Adjustments to Prevent Dilution. Without limiting the Company’s obligations under Section 6.1, in the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for any such Shares, in each case issued and outstanding prior to the Effective Time as a result of a distribution, reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, subdivision, or other similar transaction (including the issuance of Shares pursuant to the terms of the Preservation Plan), the Merger Consideration shall be equitably adjusted to eliminate the effects of such event on the Merger Consideration.

3.5 Treatment of Equity Awards. Unless otherwise mutually agreed by the parties, or by Parent and the applicable holder, after consultation with the Company, at the Effective Time each Company Equity Award shall be treated as follows:

(a) Treatment of Stock Options. Each option to purchase Shares (a “Company Option”) that was granted under the Company’s 2006 Stock Incentive Plan, the Company’s Amended and Restated 2015 Equity Incentive Plan and the Nexmo Inc. 2011 Stock Plan (collectively, the “Company Stock Plans”) and is outstanding as of immediately prior to the Effective Time, whether vested or unvested, (i) if the per Share exercise price of such Company Option is equal to or greater than the Merger Consideration, such Company Option shall terminate and be cancelled, without any consideration being payable in respect thereof, and have no further force or effect and (ii) if the per Share exercise price of such Company Option is less than the Merger Consideration, such Company Option shall terminate and be cancelled in exchange for the right to receive, in accordance with this Section 3.5(a), a lump sum cash payment in the amount equal to (A) the number of Shares underlying the Company Option immediately prior to the Effective Time, multiplied by (B) an amount equal to the Merger Consideration minus the applicable exercise price (the product of (A) and (B), the “Option Payment”). The Option Payment (if any) payable under this Section 3.5(a) to each former holder of a Company Option that was outstanding immediately prior to the Effective Time shall be paid through the Surviving Corporation’s payroll to such former holder without interest and net of any Taxes withheld pursuant to Section 3.2(f), as soon as practicable following the Effective Date, but in any event not later than the first (1st) regular payroll date of the Surviving Corporation following the Effective Time; provided that if such first (1st) payroll date occurs fewer than five (5) Business Days following the Effective Time, the Option Payment shall be paid no later than the second (2nd) regular payroll date of the Surviving Corporation following the Effective Time.

(b) Treatment of Restricted Stock Units. Each restricted stock unit that is or was subject to only timed-based vesting conditions (a “Restricted Stock Unit”) that was granted under the Company Stock Plans and is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall terminate and be cancelled in exchange for:

(i) with respect to Restricted Stock Units that become vested in accordance with their terms on or prior to the Effective Time but have not yet been paid, the right to receive a lump sum cash payment in the amount equal to (A) the number of Shares underlying such Restricted Stock Unit, multiplied by (B) the Merger Consideration (each such payment, a “RSU Payment”); and

(ii) with respect to all other Restricted Stock Units, a new cash-based award representing the right to receive an unvested amount in cash equal to (A) the number of Shares underlying such Restricted Stock Unit, multiplied by (B) the Merger Consideration, vesting, subject to the continued employment of the former holder of such Restricted Stock Unit with Parent and its Affiliates (including the Surviving Corporation), on the same vesting schedule (including with respect to any terms providing for acceleration of vesting) and otherwise on substantially the same terms as the corresponding Restricted Stock Unit, except as otherwise provided for in this Section 3.5(b) (each such award, a “Parent RSU Cash Award”).

Following the Effective Time, no Restricted Stock Unit that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Restricted Stock Unit shall cease to have any rights with respect thereto, except the right to receive a RSU Payment or a Parent RSU Cash Award as set forth in this Section 3.5(b) in exchange for such Restricted Stock Unit in accordance with this Section 3.5(b). The vested cash amounts payable with respect to each portion of any RSU Payment or Parent RSU Cash Award shall be paid through the Surviving Corporation’s payroll to the former holder of the corresponding Restricted Stock Unit without interest and net of any Taxes withheld pursuant to Section 3.2(f), as soon as practicable following the applicable vesting date, but in any event not later than the first (1st) regular payroll date of the Surviving Corporation following the applicable vesting date; provided that if such first (1st) payroll date occurs fewer than five (5) Business Days following the applicable vesting date for any portion of a RSU Payment or Parent RSU Cash Award, the vested cash amounts with respect to such portion shall be paid no later than the second (2nd) regular payroll date of the Surviving Corporation following the applicable vesting date. For purposes of the immediately preceding sentence, with respect to any RSU Payments, the Closing Date shall be treated as the vesting date.

(c) Treatment of Performance Restricted Stock Units. Each performance restricted stock unit that is or was subject to performance-based vesting conditions (each, a “Performance Restricted Stock Unit”) that was granted under the Company Stock Plans and is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall terminate and be cancelled in exchange for:

(i) with respect to Performance Restricted Stock Units with a performance period that ends on or prior to the Effective Time, the right to receive a lump sum cash payment in the amount equal to (A) the number of Shares subject to such Performance Restricted Stock Unit that vested based on the actual level of achievement under the awards, multiplied by (B) the Merger Consideration (a “PRSU Payment”); and

(ii) with respect to all other Performance Restricted Stock Units, a new cash-based award representing the right to receive an unvested amount in cash equal to (A) the number of Shares subject to such Performance Restricted Stock Unit that would vest based on the actual level of achievement as of the Effective Time compared against pro-rated performance measures as of the Effective Time, multiplied by (B) the Merger Consideration, vesting, subject to the continued employment of the former holder of such Performance Restricted Stock Unit with Parent and its Affiliates (including the Surviving Corporation), on the same time-based vesting schedule (including with respect to any terms providing for acceleration of vesting) and otherwise on substantially the same terms as the corresponding Performance Restricted Stock Unit, except as otherwise provided for in this Section 3.5(c) (each such award, a “Parent PRSU Cash Award”).

Following the Effective Time, no such Performance Restricted Stock Unit that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Performance Restricted Stock Unit shall cease to have any rights with respect thereto, except the right to receive a PRSU Payment or Parent PRSU Cash Award as set forth in this Section 3.5(c) in exchange for such Performance Restricted Stock Unit in accordance with this Section 3.5(c). The vested cash amounts payable with respect to each portion of any PRSU Payment or Parent PRSU Cash Award shall be paid through the Surviving Corporation’s payroll to the former holder of the corresponding Performance Restricted Stock Unit without interest and net of any Taxes withheld pursuant to Section 3.2(f), as soon as practicable following the applicable vesting date, but in any event not later than the first (1st) regular payroll date of the Surviving Corporation following the applicable vesting date; provided that if such first (1st) payroll date occurs fewer than five (5) Business Days following the applicable vesting date for any portion of a PRSU Payment or Parent PRSU Cash Award, the vested cash amounts with respect to such portion shall be paid no later than the second (2nd) regular payroll date of the Surviving Corporation following the applicable vesting date. For purposes of the immediately preceding sentence, with respect to any PRSU Payment, the Closing Date shall be treated as the vesting date.

(d) Further Action. Prior to the Effective Time, the Company shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 3.5.

3.6 Treatment of Convertible Notes.

(a) Subject to Sections 6.17(a) and 6.17(b), in accordance with the terms of the Company’s Indenture (the “Convertible Notes Indenture”), dated as of June 14, 2019, between the Company and Wilmington Trust, National Association, as trustee (“Trustee”), relating to the Company’s 1.75% Convertible Senior Notes Due 2024 (the “Convertible Notes”), at or after the Effective Time, each holder of Convertible Notes will be entitled, subject to the terms and conditions of the Convertible Notes Indenture (as may be amended, supplemented or modified from time to time), to:

(i) convert such holder’s Convertible Notes only into a right to receive from the Surviving Corporation an amount in cash for each $1,000 principal amount of such Convertible Notes held by such holder equal to the Merger Consideration multiplied by the Conversion Rate (as defined in the Convertible Notes Indenture and as may be adjusted for any Additional Shares (as defined in the Convertible Notes Indenture)) in effect on the applicable Conversion Date (as defined in the Convertible Notes Indenture), pursuant to the terms and conditions of the Convertible Notes Indenture);

(ii) require the Surviving Corporation to repurchase such holder’s Convertible Notes (or any portion of principal amount thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof), for cash on a date specified by the Company in accordance with the Convertible Notes Indenture at the Fundamental Change Repurchase Price (as defined in the Convertible Notes Indenture); or

(iii) continue to hold such holder’s Convertible Notes, which, for the avoidance of doubt, following the Effective Time shall only be convertible or exchangeable into cash as set forth in Section 3.6(a)(i) above.

(b) The Surviving Corporation shall satisfy and fulfill the relevant payment obligations to each holder of Convertible Notes described in Section 3.6(a) above as and when required by the terms of this Agreement and the Convertible Notes Indenture (as such Convertible Notes Indenture may be supplemented in accordance with its terms and subject to Section 6.17(a) and 6.17(b)).

3.7 No Dividends or Distributions. No dividends or other distributions with respect to capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.

3.8 Necessary Further Actions. If, at any time after the Effective Time, any further action is reasonably necessary or advisable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, then the directors and officers of the Company and Merger Sub as of immediately prior to the Effective Time will take all such lawful and necessary action.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company at the time of entering into this Agreement (the “Company Disclosure Letter”) (it being understood and agreed that any disclosure set forth in one section or subsection of the Company Disclosure Letter shall be deemed to be disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the qualifying nature of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure) or (b) as disclosed in any Company Reports filed with the SEC prior to the date of this Agreement (excluding any disclosures (other than statements of historical fact) contained in any “Forward-Looking Statements” and “Risk Factors” sections of such Company Reports and any other disclosures included or referenced in any such Company Reports that are cautionary, predictive or forward looking in nature) (it being acknowledged that nothing disclosed in the Company Reports will be deemed to modify or qualify the representations and warranties set forth in Section 4.2, Section 4.3, Section 4.4 or the first sentence of Section 4.6), the Company hereby represents and warrants to Parent and Merger Sub as follows:

4.1 Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity (to the extent such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent true, complete and correct copies of the respective certificate of incorporation and bylaws (or comparable organizational documents) of the Company and each of its Subsidiaries as amended to and as in effect on the date of this Agreement (collectively, the “Organizational Documents”). The Company is not in violation of the Company Certificate of Incorporation or the Company Bylaws. None of the Company’s Subsidiaries is in violation, in any material respect, of its Organizational Documents.

4.2 Capital Structure.

(a) The authorized capital stock of the Company consists of (x) 596,949,644 Shares and (y) 5,000,000 preferred shares, par value $0.001 (the “Preferred Shares”), of which 250,000 shares have been designated Series A Participating Preferred Shares, which are issuable upon exercise of the purchase rights (the “Company Rights”) pursuant to the Tax Benefits Preservation Plan, between the Company and American Stock Transfer & Trust Company, LLC, dated June 7, 2012 (as amended from time to time, the “Preservation Plan”). As of the close of business on November 19, 2021 (the “Capitalization Date”), (i) 252,677,044 Shares were issued and outstanding (excluding 76,539,052 Shares held in the treasury of the Company), (ii) no Shares were held by any Company Subsidiary, (iii) no Preferred Shares were issued or outstanding, (iv) 27,878,970 Shares were reserved for issuance under the Company Stock Plans (of which 761,363 Shares were subject to outstanding Company Options, 14,410,493 Shares were subject to outstanding Restricted Stock Units, and 4,956,530 Shares were subject to outstanding Performance Restricted Stock Units (assuming maximum achievement of the applicable performance goals), each as granted under the Company Stock Plans), and (v) $345,000,000 aggregate principal amount of Convertible Notes (with (A) a conversion rate as of the date hereof equal to 59.8256 Shares per $1,000 principal amount, subject to adjustment after the date hereof as provided in the Convertible Notes Indenture, and (B) a Fundamental Change Repurchase Price (as defined in the Convertible Notes Indenture) equal to the sum of 100% of the aggregate principal amount of the Convertible Notes to be repurchased, plus any accrued and unpaid interest thereon to, but excluding, the Fundamental Change Repurchase Date (as defined in the Convertible Notes Indenture)) were issued and outstanding. Immediately prior to the execution of this Agreement, the Convertible Notes are not convertible into Shares. All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable.

(b) Section 4.2(b) of the Company Disclosure Letter sets forth as of the Capitalization Date a list of each outstanding Company Equity Award granted under the Company Stock Plans, including (A) the name of the holder of such Company Equity Award, (B) the maximum number of Shares subject to such outstanding Company Equity Award and the Company Stock Plan under which it was granted, (C) if applicable, the exercise price of such Company Equity Award, (D) the date on which such Company Equity Award was granted or issued and (E) the applicable vesting, repurchase or other lapse of restrictions schedule.

(c) From the Capitalization Date to the execution of this Agreement, the Company has not issued any Shares, except pursuant to the exercise of Company Options or the settlement of Restricted Stock Units and Performance Restricted Stock Units that were outstanding as of the Capitalization Date, and, since the Capitalization Date, except as would be permitted by this Agreement for the period following the date of this Agreement, the Company has not granted any Company Options, Restricted Stock Units or Performance Restricted Stock Units.

(d) Except as set forth in Section 4.2(a) and Section 4.2(b) and except for the Preservation Plan, as of the date of this Agreement, there are no preemptive or outstanding (i) shares of capital stock or equity securities or obligations of the Company or its Subsidiaries convertible into or exchangeable for shares of capital stock or other equity or voting securities of the Company or its Subsidiaries, or (ii) rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, rights of first refusal, rights of first offer, restricted stock or performance units, restricted stock, “phantom” stock rights, equity-based compensation, contingent value rights, subscriptions, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity or voting securities of the Company or any of its Subsidiaries or any securities or obligations convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire from the Company or any of its Subsidiaries any equity or voting securities of the Company or any of its Subsidiaries (the items in clauses (i) and (ii), including for clarity, Shares, Preferred Shares, Company Rights and Company Equity Awards, being referred to collectively as the “Company Securities”). Except for the Convertible Notes, the Company does not have outstanding any bonds, debentures, notes or other obligations that grant the holders thereof the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Except for the Cooperation Agreement, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other securities of the Company or any of its Subsidiaries, and no voting trusts or other agreements or understandings with respect to the voting or registration of the capital stock or other securities of the Company or any of its Subsidiaries are in effect. As of the date of this Agreement, no dividends or similar distributions have accrued or been declared or are unpaid on any Company Securities, and the Company is not subject to any obligation (contingent or otherwise) to pay any dividend or otherwise to make any distribution or payment in respect of any Company Securities. Each Company Option, Restricted Stock Unit, and Performance Restricted Stock Unit was granted in accordance with the terms of the applicable Company Stock Plan and all applicable Law.

(e) Section 4.2(e) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list identifying (i) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary and (ii) any other Person in which the Company or any of its Subsidiaries holds capital stock or other equity interest (other than securities held by any employee benefit plan of the Company or any of its Subsidiaries or any trustee, agent or other fiduciary in such capacity under any such employee benefit plan). No Subsidiary of the Company owns any Shares. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and is owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, mortgage, security interest, claim, license, obligation to license or covenant not to sue, or other encumbrance (each, a “Lien”) (except for Permitted Liens and Liens arising under applicable securities Laws).

4.3 Corporate Authority and Approval; Financial Advisor Opinions. The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to the adoption of this Agreement by the holders of a majority of the outstanding Shares (the “Company Requisite Vote”). This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). As of the date of this Agreement, the board of directors of the Company has (a) (i) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (ii) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, and (iii) subject to Section 6.2, resolved to recommend to its stockholders the adoption of this Agreement (the “Company Recommendation”), (b) received the opinion of Qatalyst Partners LP (“Qatalyst”), to the effect that, as of the date of such opinion, and based upon and subject to the various qualifications, assumptions, limitations and other matters considered in the preparation thereof as set forth therein, the Merger Consideration to be received pursuant to, and in accordance with, the terms of this Agreement by holders of Shares (other than Parent or any Affiliate of Parent) is fair, from a financial point of view, to such holders (which opinion if rendered orally will be confirmed promptly in writing and a copy of which written opinion will be provided to Parent, for informational purposes, by the Company promptly following the date of this Agreement), and (c) directed that this Agreement be submitted to the holders of Shares for their adoption.

4.4 Governmental Filings; No Violations.

(a) Other than (i) the filing of the Certificate of Merger pursuant to Section 1.3 and (ii) the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (any of the foregoing being a “Consent”) required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any other applicable Antitrust Laws in connection with the Merger, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), no filings, notices and/or reports are required to be made by the Company or its Subsidiaries with, nor are any Consents required to be obtained by the Company or its Subsidiaries from, any domestic, foreign or transnational governmental, competition, foreign investment or other regulatory authority, court, arbitral tribunal agency, commission, body, board, ministry, bureau, commission, quasi-governmental body exercising governmental authority or other legislative, executive, judicial, taxing, regulatory, or administrative governmental entity, stock exchange or self-regulatory agency, whether national, state, provincial, local or multinational (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and/or the consummation by the Company of the Merger and the other transactions contemplated hereby, except, in each case, those that the failure to make or obtain would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

(b) The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, constitute or result in (i) subject in the case of the consummation of the Merger, to obtaining the Company Requisite Vote, a breach or violation of, or contravention or a default under, the Restated Certificate of Incorporation of the Company, dated June 13, 2018 (the “Company Certificate of Incorporation”) or the Amended and Restated Bylaws of the Company, dated June 13, 2018 (the “Company Bylaws”) or other Organizational Documents of any of its Subsidiaries, (ii) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, a requirement for any Consent under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to, any agreement, lease, license, contract, consent, settlement, note, mortgage, indenture, arrangement, letter of intent, understanding or other obligation, and any amendments, supplements, modifications or similar alterations to any of the foregoing (each, whether oral or written, a “Contract” and, collectively, the “Contracts”) binding (or that purports on its face to be binding) upon the Company or any of its Subsidiaries, or (iii) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) the Consents referred to in Section 4.4(a) are made or obtained and receipt of the Company Requisite Vote, conflict with or violate any Law, Order or License applicable to the Company or any of its Subsidiaries, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, requirement, creation, acceleration, Lien, conflict or violation that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.5 Company Reports; Financial Statements.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act since December 31, 2019 (the “Applicable Date”) (the forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. True, correct and complete copies of all Company Reports are publicly available in the Electronic Data Gathering Analysis and Retrieval database of the SEC. As of their respective filing dates (or, if amended or superseded by a filing prior to the date hereof, on the date of such amended or superseded filing), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments in comments letters from the SEC staff with respect to any of the Company Reports. There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(b) of Regulation S-K promulgated by the SEC that have not been so disclosed in the Company Reports.

(b) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.

(c) The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC under the Exchange Act. The Company maintains internal controls over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including (i) policies and procedures that require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries and (ii) that transactions are made only in accordance with appropriate authorizations of the Company’s management and board of directors. Since the Applicable Date, neither the Company, nor to the Knowledge of the Company, the Company’s independent registered public accounting firm, has identified or received any notification of (i) any “significant deficiencies” or “material weaknesses” in the design or operation of its internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, or (iii) any complaints regarding a material violation of accounting procedures, internal accounting controls or auditing matters relating to the period since the Applicable Date, including from employees of the Company or its Subsidiaries regarding questionable accounting, auditing or legal compliance matters, in each case that would be reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of the Company and its Subsidiaries, as of the date of such balance sheet, and each of the consolidated statements of income, cash flows and changes in stockholders’ equity (deficit) included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto. Since the Applicable Date, the Company and each of its officers and, to the Knowledge of the Company, each of its directors, have been and are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder.

(d) Neither the Company nor any of its Subsidiaries is, or has any commitment to become, a party to any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(b) of Regulation S-K under the Securities Act), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company Reports (including any audited financial statements and unaudited interim financial statements of the Company included therein).

4.6 Absence of Certain Changes.

(a) Since January 1, 2021 and through the date of this Agreement, there has not been any change, effect, circumstance or development which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since June 30, 2021 and through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of such businesses and there has not been any action taken by the Company or any of its Subsidiaries that, if taken by the Company or any of its Subsidiaries during the period from the date of this Agreement through the Effective Time without Parent’s consent would constitute a violation of Section 6.1 (other than clauses 6.1(a), 6.1(c), 6.1(g), 6.1(k), 6.1(l), 6.1(n), or 6.1(s) (solely as it applies to the foregoing clauses of Section 6.1)).

4.7 Litigation. There are no civil, criminal, or administrative actions, suits, demands, claims, hearings, arbitrations, mediations, audits, inquires, examinations, litigations, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, whether at law or in equity, whether in contract or in tort or otherwise (“Proceedings”), pending or, to the Knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries, or any of their respective present or, to the Knowledge of the Company, former officers or directors in such individual’s capacity as such, except for those that have not been or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole; provided, that to the extent the foregoing representation pertains to Proceedings that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representation is made only as of the date hereof. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order that has been or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole (except to the extent expressly consented to by Parent pursuant to Section 6.5) or that would prevent, materially delay or materially impair the ability of the Company to consummate the Merger.

4.8 No Undisclosed Liabilities. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, whether known or unknown, on- or -off balance sheet, contingent, absolute or otherwise other than (a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of the Company as of June 30, 2021 and the notes thereto set forth in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2021 (the “Company Balance Sheet”), (b) liabilities or obligations incurred in the ordinary course of business since June 30, 2021, (c) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby and (d) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.9 Employee Benefits.

(a) Each material Company Plan as of the date of this Agreement is listed in Section 4.9 of the Company Disclosure Letter. True and complete copies of each of the material Company Plans (or if unwritten, a written summary thereof), and all amendments thereto, have been provided or made available to Parent on or prior to the date of this Agreement, along with, with respect to each Company Plan, (i) each trust, insurance, annuity or other funding Contract related thereto, (ii) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (iii) the three (3) most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto, and (iv) the most recent summary plan description and any material modification with respect thereto.

(b) Each Company Plan (and any related trust or other funding vehicle) has been, in all material respects, maintained, operated and administered in compliance with all applicable Laws (including, if applicable, ERISA and the Code), and the terms of such Company Plan, except as would not, individually or in the aggregate reasonably be likely to have a Company Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, a favorable determination letter from the Internal Revenue Service (a copy of which has been made available to Parent) and, to the Knowledge of the Company, circumstances do not exist that are likely to result in the loss of the qualification of such plan under Section 401(a) of the Code.

(d) Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries or any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code, contributes to or is obligated to contribute to (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA), (ii) a “multiple employer plan” as defined in Section 413(c) of the Code, or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. No Company Plan provides health, medical or other welfare benefits after retirement or other termination of employment (other than continuation coverage required under Section 4980B(f) of the Code or similar state law at the sole expenses of the individual).

(e) All contributions required to be made by the Company or its Subsidiaries under each Company Plan, as of the date of this Agreement, have been timely made and all obligations in respect of each Company Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement, in each case except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect.

(f) As of the date of this Agreement, there is no litigation pending or, to the Knowledge of the Company, threatened in writing relating to the Company Plans, except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby would reasonably be expected to, either alone or in combination with any other event, (i) result in any payment becoming due to any Participant, (ii) increase any benefits under any Company Plan, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefits under any Company Plan, or (iv) result in the payment of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code. Further, no Participant is entitled to receive any gross-up or additional payment in connection with the Tax required by Section 409A or Section 4999 of the Code.

4.10 Labor Matters.

(a) As of the date of this Agreement, (i) neither the Company nor any of its Subsidiaries is a party to or otherwise bound by work rules or a collective bargaining agreement or other similar Contract (including extension orders, except those generally applicable to all employees, employers and employee benefits plans in Israel) with a labor union, works council or similar labor organization or representative body, (ii) nor is the Company or any of its Subsidiaries the subject of any proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel the Company to bargain with any labor union or labor organization, (iii) nor is there pending or, to the Knowledge of the Company, threatened in writing, labor strike, walkout, work stoppage, slow-down or lockout affecting employees of the Company or its Subsidiaries, nor have there been any such labor strikes, walkouts, work stoppages, slow-downs or lockouts in the past three years. As of the date of this Agreement, none of the employees of the Company or any of its Subsidiaries is represented by a labor union, works council or similar labor organization or representative body, and, to the Knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit being made or threatened involving employees of the Company or any of its Subsidiaries. Except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there are no grievances or unfair labor practice complaints pending against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Entity with respect to any Participant.

(b) The Company and its Subsidiaries are and since the Applicable Date have been in compliance in all material respects with all applicable Laws governing employment or labor, including all contractual commitments and all such Laws relating to hiring, background checks, wages, hours, pay equity, worker classification, immigration, employment eligibility and verification, child labor, collective bargaining and labor relations, discrimination, harassment, retaliation, accommodations, civil rights, disability rights or benefits, affirmative action, equal opportunity, safety and health, workers’ compensation, unemployment insurance, reemployment and reemployment rights of members of the uniformed services, secondment, employee leave issues, the payment of social security and other Taxes, document retention, notice, and plant closing and mass layoff.

(c) To the Knowledge of the Company, since the Applicable Date, (i) no allegations of sexual harassment have been made against any Participant, and (ii) neither the Company nor any of its Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment or misconduct by any Participant, in each case except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

4.11 Compliance with Laws, Licenses.

(a) The businesses of each of the Company and its Subsidiaries since the Applicable Date have not been, and are not being, conducted in material violation of any applicable Law or Order. To the Knowledge of the Company, no material investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, as of the date of this Agreement, threatened in writing, nor has any Governmental Entity indicated an intention to conduct the same, nor has the Company received any report, allegation, complaint, or any other information from any party related to potential material non-compliance with any applicable Law or Order by the Company or its Subsidiaries. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries possess each permit, license, certification, approval, registration, consent, authorization, franchise, concession, variance, exemption and Order issued or granted by a Governmental Entity (each, a “License” and collectively, the “Licenses”) necessary to conduct their respective businesses. Notwithstanding the foregoing, this Section 4.11 shall not apply with respect to compliance with Tax Laws, which shall be covered exclusively by Section 4.15 or compliance with Environmental Laws, which shall be covered exclusively by Section 4.14.

(b) The Company, its Subsidiaries and, to the Knowledge of the Company, their respective officers, directors and employees are in compliance in all material respects with and have, in the last five (5) years, complied in all material respects with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (“FCPA”) as applicable to the Company, its Subsidiaries and such officers, directors and employees, (ii) the provisions of all Anti-Bribery Laws of each jurisdiction in which the Company and its Subsidiaries operate, and (iii) applicable Sanctions and Export Controls. To the Knowledge of the Company, the Company, its Subsidiaries and their respective officers, directors and employees have not, in the last five years, paid, offered or promised to pay, or authorized or ratified the payment, directly or to the Knowledge of the Company indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official to obtain or retain business, or to secure any other improper benefit or advantage, in each case in violation of any of the FCPA or any Anti-Bribery Laws.

(c) The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with (i) the FCPA and Anti-Bribery Laws in each jurisdiction in which the Company and its Subsidiaries operate, and (ii) applicable Sanctions and Export Controls.

(d) Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, manager or employee of the Company or any of its Subsidiaries, is, or in the last five years has been, subject to any actual, pending, or, to the Knowledge of the Company, threatened Proceedings, or made any voluntary disclosures to any Governmental Entity, involving the Company or any of its Subsidiaries relating to (i) the FCPA or any other Anti-Bribery Laws, or (ii) applicable Sanctions and Export Controls.

(e) None of the Company, any of its Subsidiaries, nor any of their respective directors or officers, nor, to the Knowledge of the Company, any of their respective employees, agents, or other third-party representatives acting for or on behalf of any of the foregoing, in connection with the business of the Company (i) is or has been a Sanctioned Person, or (ii) has, except to the extent as permitted under applicable Sanctions and Export Controls, in the last five years, entered into any agreement, transaction, or dealing with, for the benefit of or related to any Sanctioned Person (or involving any property thereof) or Sanctioned Territory.

(f) The Company is not currently providing (and has not provided or offered to provide within the last thirty (30) days) any international telecommunications services, has not utilized the FCC License to provide any service to any customers, and will be able to continue to provide existing services to all customers following the surrender of the FCC License as provided to such customers prior to such surrender.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date, the Company and its Subsidiaries have operated and conducted their businesses in compliance with all applicable Communications Laws, and have fulfilled and performed all obligations with respect thereto, including timely and accurately submitting all reports, notifications and applications required, and the payment of all regulatory fees, assessments and contributions.

4.12 Material Contracts. Section 4.12 of the Company Disclosure Letter sets forth a list as of the date of this Agreement of each Contract to which either the Company or any of its Subsidiaries is a party or bound other than each Contract solely among the Company and its wholly owned Subsidiaries that:

(a) provides that any of them will not compete with any other Person in any respect, or which grants “most favored nation” or similar covenants or protections to the counterparty to such Contract, in each case that is material to the Company and its Subsidiaries, taken as a whole, or that, following the Merger, would by its terms apply such limits or restrictions to Parent or its Affiliates (without regard to materiality);

(b) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business (including in respect of soliciting clients or customers);

(c) requires the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) to deal exclusively with any Person or group of related Persons;

(d) relates to the formation, creation, operation, management or control of any partnership, joint venture, strategic alliance or other similar collaboration, other than any such Contract solely between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(e) is a Company Material Real Property Lease;

(f) is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(g) contains a put, call, right of first refusal or offer, or similar right pursuant to which the Company or any of its Subsidiaries could be required to (i) purchase or sell, as applicable, any equity interests of any Person or any material assets, rights of properties or (ii) contribute capital;

(h) relates to any labor union, labor organization or works council (including any collective bargaining agreement);

(i) was entered into with Affiliates or other Person that would be required to be disclosed under Item 404(a) of Regulation S-K promulgated by the SEC;

(j) has “earn-out” or other material contingent payment obligations;

(k) is a settlement agreement or includes a settlement agreement, in each case with a value greater than $1,000,000, entered into since the Applicable Date in connection with a Proceeding;

(l) relates to indebtedness for borrowed money (other than intercompany indebtedness owed by the Company or any wholly owned Subsidiary to any other wholly owned Subsidiary, or by any wholly owned Subsidiary to the Company) of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $1,000,000;

(m) was entered into on or after the Applicable Date and provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of sale in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) or capital stock or other equity interests of any Person, in each case, other than solely as among the Company and its wholly owned Subsidiaries;

(n) was entered into with a Significant Supplier or Significant Customer;

(o) (i) is material and pursuant to which any Person has granted or agreed to grant to the Company or any of its Subsidiaries any license, covenant (including covenants not to sue, covenants not to sue last or otherwise), release, immunity or other similar right with respect to any material Intellectual Property Rights (other than off-the-shelf licenses for commercially available software made available on non-discriminatory terms); (ii) includes a grant or agreement to grant of the Company or any of its Subsidiaries of any license, covenant (including covenants-not-to-sue, covenant-to-sue-last or otherwise), release, immunity, assignment, or any other similar right (whether or not currently exercisable) with respect to any Intellectual Property (other than (x) non-exclusive licenses, binding only on the Company or its Subsidiaries, of Company IP granted in the ordinary course of business to customers and (y) non-material non-exclusive licenses, binding only on the Company or its Subsidiaries, of Company IP granted in the ordinary course of business to suppliers and partners); and (iii) under which the Company or any of its Subsidiaries both (A) grant a license under any Patent and (B) receive from their counterparty a license under any Patent owned by (or licensed to) such counterparty; or

(p) is a Contract not of a type described in the foregoing clauses (a) through (o) that has or would reasonably be likely to, either pursuant to its own terms or the terms of any related Contracts, involve payments in excess of $1,000,000 or receipts in excess of $1,000,000 in any year (such Contracts required to be listed pursuant to clauses (a)-(p) above, the “Material Contracts”).

A true, correct and complete copy of each Material Contract, as amended as of the date of this Agreement, including all attachments, schedules and exhibits thereto, has been made available to Parent prior to the date of this Agreement. Each of the Material Contracts, is valid and binding on the Company or its Subsidiaries, as the case may be and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be in full force and effect as have not had and would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received or delivered written notice of breach of or default under any Material Contract, and neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party is in breach of or in default under any Material Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party, in each case, except for such breaches or defaults as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.13 Takeover Statutes; Preservation Plan.

(a) No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company Certificate of Incorporation or Company Bylaws is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

(b) The Company has taken all action to provide that (i) none of Parent, Merger Sub or any of their “Affiliates” or “Associates” (each as defined in the Preservation Plan), either individually or together (as a result of any Permitted Event), shall be, or be deemed to be, an “Acquiring Person” under the Preservation Plan, (ii) none of the Merger or other transactions contemplated hereby constitute a “Triggering Event” under the Preservation Plan; (iii) the approval, adoption, execution, delivery and, if applicable, any amendment, of this Agreement, the exercise by Parent of its rights under this Agreement (including under Section 6.2) and the public announcement and consummation of the Merger and the other transactions contemplated hereby (the foregoing actions, the “Permitted Events”) will not result in the grant of any rights to any Person under the Preservation Plan or enable or require any “Right” (as defined in the Preservation Plan) to be exercised, distributed or triggered as a result thereof; (iv) neither of a “Stock Acquisition Date” or a “Distribution Date” (as such terms are defined in the Preservation Plan) will occur or be deemed to have occurred solely by virtue of, or as a result of, any Permitted Event; and (v) the “Expiration Date” (as defined in the Preservation Plan) shall occur immediately prior to the Effective Time. Prior to the execution of this Agreement, the Company has provided Parent with a copy of the resolutions of the Company’s board of directors and a copy of the amendment to the Preservation Plan (the “Preservation Plan Amendment”), in each case effecting the provisions of this Section 4.13 and Section 3.1(a)(iii). Other than the Preservation Plan, there is no stockholder rights plan, “poison pill” antitakeover plan or similar device in effect to which the Company is subject, party or otherwise bound.

(c) Prior to the date of this Agreement, the Company has made available to Parent a true, complete and correct copy of the Preservation Plan as amended and as in effect on the date of this Agreement. As of the date hereof, other than as expressly set forth in the Preservation Plan or the Preservation Plan Amendment, no waivers or exemptions under the Preservation Plan have been approved or granted by the Company or the Company’s board of directors.

4.14 Environmental Matters. Except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each of the Company and its Subsidiaries is and has been since the Applicable Date in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all permits, licenses or authorizations required by applicable Environmental Laws, (b) neither the Company nor any of its Subsidiaries is subject to any Proceeding pending, or to the Knowledge of the Company threatened in writing, alleging non-compliance with or liability under any Environmental Law, (c) neither the Company nor any of its Subsidiaries is subject to any outstanding obligations under any Order concerning liability or obligations relating to any Environmental Law nor has the Company or any of its Subsidiaries contractually assumed any liability of another Person relating to any Environmental Law, which would not otherwise be imposed on the Company or any of its Subsidiaries as a matter of law and (d) there have been no Releases of Hazardous Substances by the Company or any of its Subsidiaries, or to the Knowledge of the Company, any other Person, on, at, under or from any property currently or, to the Knowledge of the Company, formerly owned, leased or operated by the Company or any of its Subsidiaries, other than such Releases that would not reasonably be expected to result in the obligation of the Company or any of its Subsidiaries to undertake any material investigation or remediation or otherwise result in liability to the Company or any of its Subsidiaries. The Company has made available to Parent and Merger Sub any material reports, investigation, assessments, correspondence or studies in the possession of the Company or any of its Subsidiaries relating to (A) any unresolved notice or claims under Environmental Law; and (B) environmental conditions on or at any real property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, which notices, claims or conditions would reasonably be expected to result in the Company or any of its Subsidiaries incurring material liabilities under Environmental Laws.

4.15 Taxes. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all respects and (ii) have paid all Taxes that are required to be paid (whether or not shown on such Tax Returns).

(b) There is no audit, examination, investigation or other Proceeding pending, or threatened in writing, against the Company or any of its Subsidiaries in respect of any Taxes.

(c) There are no Tax Liens upon any property or assets of the Company or any of its Subsidiaries except for Permitted Liens.

(d) Neither the Company nor any of its Subsidiaries has any liability under any Tax matters, Tax allocation, Tax sharing or similar contract or arrangement that obligates the Company or any of its Subsidiaries to make any payment computed by reference to the Taxes, Taxable income or Taxable losses of any other Person (other than any such contract or arrangement that is a commercial or employment agreement, no principal purpose of which relates to Taxes, or any such contract or arrangement exclusively between or among the Company and/or its Subsidiaries).

(e) The financial statements included in or incorporated by reference into the Company Reports properly and adequately accrue or reserve for Tax liabilities as of the date prepared in accordance with GAAP. The unpaid Taxes of the Company and each of its Subsidiaries did not, as of the latest consolidated balance sheet included in or incorporated by reference into the Company Reports, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such balance sheet (rather than in any notes thereto). Neither the Company nor any of its Subsidiaries has liability for unpaid Taxes accruing after the date of the latest consolidated balance sheet included in or incorporated by reference into the Company Reports, except for Taxes arising in the ordinary course of business following the date of such balance sheet.

(f) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount received on or prior to the Closing Date, (iii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. income tax law) entered into on or prior to the Closing Date, (iv) a change in the method of accounting for a period ending prior to or including the Closing Date, (v) any income under Section 965 of the Code (or other similar item under federal, state or non-U.S. law), or (vi) the utilization of dual consolidated losses described in Treasury Regulations issued under Section 1503(d) of the Code (or other similar item under federal, state or non-U.S. law), an overall foreign loss within the meaning of Section 904(f) of the Code (or other similar item under federal, state or non-U.S. law) that could cause the recognition or recapture of income on or prior to the Closing Date.

(g) Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) or filed or been included in a combined, consolidated or unitary Tax Return for income Tax purposes (other than a group the common parent of which is the Company or any of its Subsidiaries and which included no member that is not a Company Entity). Neither the Company nor any of its Subsidiaries is liable for the Taxes of another Person (other than the Company or any of its Subsidiaries) (i) under Treasury Regulations Section 1.1502 6 (or comparable provisions of state, local or non-U.S. Law) or (ii) as a transferee or successor or by contract (other than a contract entered into in the ordinary course of business the primary purpose of which is not Taxes).

(h) Neither the Company nor any of its Subsidiaries is or has been, party to any “listed transaction” as defined in Code Section 6707A(c)(2) and Treasury Regulations Section 1.6011-4(b)(2) or any similar provision of state, local or non-U.S. Law, or any transaction that is the same as or substantially similar to one of the types of transactions that the U.S. Internal Revenue Service has determined to be a Tax avoidance transaction and identified by notice, regulation or other form of published guidance as a listed transaction as set forth in Treasury Regulation §1.6011 4(b)(2). The Company and each of its Subsidiaries has disclosed on each of its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(i) Since the Applicable Date, neither the Company nor any of its Subsidiaries has distributed the securities of another Person, or has had its securities distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361.

(j) No written claim has been made by a Governmental Entity in a jurisdiction where none of the Company or its Subsidiaries files Tax Returns that such entity is or may be subject to Taxes assessed by such jurisdiction for any taxable period for which the period of assessment or collection remains open, other than any claim that has been resolved or withdrawn.

(k) The Company and each of its Subsidiaries has (i) to the extent it has elected such deferral, properly complied in all respects with all applicable Law relating to the deferred payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) to the extent applicable, eligible and claimed, or intended to be claimed, properly complied in all respects with all applicable Law and duly accounted for any available Tax credits under Sections 7001 through 7004 of the Families First Coronavirus Response Act and Section 2301 of the CARES Act, (iii) not deferred any payroll Tax obligations (including those imposed by Sections 3101(a) and 3201 of the Code) (for example, by a failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the Treasury Regulations promulgated thereunder) pursuant to, or in connection with, the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, or IRS Notice 2020-22 and (iv) not sought a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. § 636(a)), as added by Section 1102 of the CARES Act.

4.16 Intellectual Property.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth a complete and accurate list of all material registered Intellectual Property (“Registered IP”) owned by the Company or any of its Subsidiaries, including, for each item of Registered IP, the application, serial or registration number (as appropriate), the record owner, and, if different, the current legal owner thereof. To the Knowledge of the Company and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all (i) Registered IP owned by the Company or any of its Subsidiaries is subsisting in all material respects and (ii) in the jurisdiction(s) where such Registered IP is issued or registered, is valid and enforceable.

(b) Each of the Company and its Subsidiaries (i) owns, or has sufficient rights to use, all Intellectual Property used in or necessary for its business (the “Company IP”), free and clear of all Liens, except for Permitted Liens, and, to the Knowledge of the Company, (ii) has the sole and exclusive right to (A) grant licenses to third Persons under the Registered IP and (B) bring a claim or suit against any other Person for past, present or future infringement of the Registered IP. No compulsory licenses have been, or are obligated to be, granted with respect to any Registered IP. The consummation of the transactions contemplated by this Agreement will not: (i) constitute a material breach of or material default under any instrument, license or other Contract pursuant to which the Company or any of its Subsidiaries receive any rights under any Intellectual Property of any third Person, (ii) alter, encumber, impair or extinguish any Company IP, or (iii) impair the right of the Parent or the Surviving Corporation to use, develop, make, have made, offer for sale, sell, import, copy, modify, create derivative works of, distribute, license, or dispose of any material Intellectual Property. There are no Contracts to which the Company or any of its Subsidiaries is a party or which are binding on the Company or any of its Subsidiaries that directly or indirectly obligate or purport to obligate, and the consummation of the transactions contemplated by this Agreement will not directly or indirectly result in an obligation for, in each case, (i) an Affiliate (including any future Affiliate) of the Company that is not a Subsidiary of the Company or (ii) the Company or any of its Subsidiaries to cause or require, or purport to cause or require, an Affiliate (including any future Affiliate) of the Company that is not a Subsidiary of the Company, in any such case, to (A) grant to any other Person (including the counterparty to such Contract and/or its Affiliates) any right to or with respect to any Intellectual Property, (B) be bound by, or subject to, any license or covenant (including any covenant not to sue, assert rights or offer fixed or reasonable royalties) with respect to any Intellectual Property.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have not in the past six years infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party and there are no pending proceedings, administrative claims, litigation, suits, actions or investigations alleging the same and (ii) to the Knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any Company IP owned by the Company or any of its Subsidiaries.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each current or former employee or contractor of the Company and each of its Subsidiaries, any other person who has been involved in the creation, invention or development of Intellectual Property for or on behalf of the Company or its Subsidiaries, has executed and delivered binding, valid and enforceable written agreements (i) acknowledging the Company’s or its Subsidiaries’ sole and exclusive ownership of any and all such Intellectual Property, (ii) granting to the Company or its Subsidiaries a present and irrevocable assignment of any ownership interest in or to such Intellectual Property, and (iii) to the extent permitted by applicable Law, irrevocably waiving any right or interest, including any moral rights, regarding such Intellectual Property. No such employee or contractor has, to the Knowledge of the Company, asserted or threatened in writing a material claim against the Company or any of its Subsidiaries with respect to the ownership or assignment of any such Intellectual Property rights, and, to the Knowledge of the Company, no such employee or contractor has a valid claim against the Company or any of its Subsidiaries with respect to the ownership or assignment of, or additional compensation for, any such Intellectual Property rights.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (other than with respect to clause (iv) below), none of the Company nor any of its Subsidiaries has used Open Source Software in any manner that would, with respect to any software included in the Company IP, (i) require its disclosure or distribution in source code form, (ii) require the licensing thereof for the purpose of making derivative works, (iii) impose any restriction on the consideration to be charged for the distribution thereof, (iv) create, or purport to create, obligations for the Company, any of its Subsidiaries, or Parent and its Affiliates with respect to any Intellectual Property owned by any of them, or (v) impose any other limitation, restriction, condition on the right of the Company or any of its Subsidiaries with respect to its use or distribution.

(f) Neither the Company nor any of its Subsidiaries is a member or promoter of, or a contributor to, or made any material commitments or material agreements regarding any patent pool, industry standards body, standard setting organization, industry or other trade association or similar organization, in each case that requires or obligates, or could require or obligate, the Company or any of its Affiliates (including future Affiliates) to grant or offer to any other Person any license or other right to any Intellectual Property.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Information Technology Systems of the Company and its Subsidiaries are reasonably adequate for the Company’s and its Subsidiaries’ business as currently conducted and such Information Technology Systems have not suffered a material malfunction or failure since the Applicable Date. To the Knowledge of the Company and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has used its commercially reasonable efforts to protect the secrecy, confidentiality and value of the confidential and proprietary information of the Company and its Subsidiaries.

(h) The Company and its Subsidiaries maintain and enforce policies and procedures that (i) identify internal and external risks to Personal Data and Company Data; (ii) implement, monitor, and improve adequate and effective safeguards to control such risks; and (iii) include documented controls concerning the prevention, detection, containment and correction of such risks. Without limiting the foregoing, (A) the Company and its Subsidiaries have implemented organizational, physical, administrative, and technical measures reasonable in the industry in which they operate designed to protect Personal Data and Company Data against unauthorized access, acquisition, alteration, modification, or use, including, without limitation, backup, security and disaster recovery technology and procedures, and the Company and its Subsidiaries have timely and reasonably remediated any material audit findings relating to their security safeguards; (B) the Company and its Subsidiaries are in material compliance with applicable Laws and Orders regarding the privacy, security, and processing of Personal Data under its or their possession or control and are compliant in all material respects with applicable Privacy Requirements; (C) the Company and its Subsidiaries have taken reasonable steps to ensure that any third parties that process, access, or store Personal Data abide by terms relating to the protection and processing of Personal Data that are compliant in all material respects with applicable Privacy Requirements; (D) to the Knowledge of the Company, there have not been any material incidents of, or third party claims related to, any unauthorized access to, or unauthorized disclosure or use of, any Company Data or Personal Data in the possession or control of the Company or any of its Subsidiaries; and (E) neither the Company nor any of its Subsidiaries has received any written notice of any material claims, investigations, or alleged violations of any Privacy Requirements with respect to Personal Data in the possession or control of the Company or any of its Subsidiaries.

(i) Each of the top fifty (50) customers of the Company and its Subsidiaries, measured by revenue since inception of the relevant customer relationships are, with respect to their relationships as customers of the Company or its Subsidiaries, presently bound only by (A) an agreement that has been made available to Parent as set forth in Section 4.16(i)(A) of the Company Disclosure Letter, or (B) an agreement that is (1) in the form set forth in Section 4.16(i)(B) of the Company Disclosure Letter, with respect to provisions that relate to Intellectual Property or any licenses, covenants, releases or other rights or obligations related thereto, and (2) substantially in the form set forth in Section 4.16(i)(B) of the Company Disclosure Letter, with respect to any other provisions.

4.17 Real Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries have valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries (collectively, including the improvements thereon, the “Company Material Leased Real Property”) free and clear of all Liens and defects and imperfections, except Permitted Liens, (b) each agreement under which the Company or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) to the Knowledge of the Company is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Company Material Real Property Lease, (c) as of the date of this Agreement, there does not exist any pending or, to the Knowledge of the Company, threatened, condemnation or eminent domain Proceedings that affect any of the Company Material Leased Real Property, and (d) each facility (including all buildings, structures and improvements) located on the Company Material Real Property is suitable for its current use, operation and occupancy. Section 4.17 of the Company Disclosure Letter sets forth a true and complete list of all Material Leased Real Property. Neither the Company nor any of its Subsidiaries owns any real property.

4.18 Customers and Suppliers. Section 4.18 of the Company Disclosure Letter sets forth true, correct and complete lists of (a) the Company’s twenty (20) largest suppliers for each of (i) the nine months ended September 30, 2021 and (ii) the fiscal year ended December 31, 2020, in each case based on the aggregate amount paid or payable to such suppliers (each, a “Significant Supplier”), and the corresponding aggregate amount paid or payable to each Significant Supplier and (b) (1) the Company’s twenty (20) largest customers for its Application Program Interfaces business and (2) the Company’s ten (10) largest customers for each of the Vonage Business Communications, Vonage Business Enterprise, and Vonage Contact Center businesses, for each of (x) the nine months ended September 30, 2021 and (y) the fiscal year ended December 31, 2020, and in each case based on the aggregate amount paid or payable by such customers to the Company and its Subsidiaries (each, a “Significant Customer”), and the corresponding aggregate amount paid or payable by each Significant Customer. Except as has not been or would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, none of the Company or any of its Subsidiaries (i) has any outstanding dispute with any Significant Supplier or Significant Customer or (ii) has, since the Applicable Date, received any written notice from any Significant Supplier or Significant Customer that such counterparty shall not continue, or does not expect to continue, as a supplier or customer (as applicable) of the Company or any of its Subsidiaries, as applicable, or that such supplier or customer intends to materially reduce the scale of the business conducted with the Company or any of its Subsidiaries.

4.19 Affiliate Transactions. Neither the Company nor any of its Subsidiaries is a creditor or debtor to, or party to any Contract or transaction with, any holder of five percent (5%) or more of the Shares of the Company or any present or former director, officer, employee or Affiliate of the Company or any of its Subsidiaries, or to any “immediate family member” (within the meaning of Item 404 of Regulation S-K promulgated by the SEC) of any of the foregoing, or has engaged in any transaction with any of the foregoing within the 12 months preceding the date of this Agreement that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company Reports, except for employment or compensation agreements or arrangements with directors, officers and employees made in the ordinary course, and which has not been so disclosed in the Company Reports.

4.20 Insurance. The Company has made available to Parent prior to the date of this Agreement true, correct and complete copies of all material insurance policies, bonds and surety arrangements currently in effect which any of the Company or its Subsidiaries is a party, a named insured or otherwise the beneficiary of coverage (the “Insurance Policies”). The Insurance Policies provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective directors, officers, employees, properties and assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries Each such policy is in full force and effect and all premiums due with respect to all such policies have been paid when due and the Company is in compliance in all material respects with the terms and conditions of such insurance policies, with such exceptions that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.21 Brokers and Finders. Neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has engaged Qatalyst to act as the Company’s financial advisor in connection with the Merger, the financial arrangements with which have been disclosed in writing to Parent on or prior to the date of this Agreement. The Company has provided to Parent a complete and correct copy of the Company’s engagement letter agreement with Qatalyst in connection with the Merger.

4.22 No Other Representations and Warranties. Except for the representations and warranties of the Company contained in this ARTICLE IV or elsewhere in this Agreement, (a) the Company is not making and has not made, and no other Person is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby, and (b) neither the Company nor any person on behalf of the Company is making any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses or with respect to any other information made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Except for the representations and warranties expressly set forth in this ARTICLE IV or elsewhere in this Agreement, neither the Company nor any other Person has made or makes any representation or warranty with respect to any projections, forecasts, estimates, budgets of future revenues, future results of operations, future cash flows or future financial condition (or any component of any of the foregoing) of the Company (orally or in writing, including electronically) to Parent or any of Parent’s Affiliates or any Representatives of Parent or any of Parent’s Affiliates, including omissions therefrom. Without limiting the foregoing, except for the representations and warranties expressly set forth in this ARTICLE IV or elsewhere in this Agreement, the Company makes no representation or warranty of any kind whatsoever, express or implied, written or oral, at law or in equity, to Parent or any of its Affiliates or any Representatives of Parent of any of its Affiliates regarding the success, profitability or value of the Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

5.1 Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity (to the extent such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.2 Ownership of Merger Sub. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly by Merger Sub Parent and indirectly by Parent. Merger Sub was formed solely for purposes of engaging in the transactions contemplated by this Agreement and has not conducted any business prior to the date of this Agreement and does not have any assets, liabilities or obligations of any nature other than those incident to its formation, and prior to the Effective Time will not have engaged in any business and will not have any assets, liabilities or obligations other than those arising pursuant to this Agreement and the transactions contemplated hereby, including the Merger.

5.3 Corporate Authority; Approval. Each of Parent and Merger Sub have all requisite corporate or similar power and authority and each has taken all corporate or similar action necessary in order to execute, deliver and, subject to obtaining the approval contemplated by Section 6.15 of this Agreement in the case of Merger Sub, perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The approval of Merger Sub Parent, as the sole stockholder of Merger Sub that is to be delivered pursuant to Section 6.15 is the only vote or approval required in order for Parent and Merger Sub to execute and deliver this Agreement, to perform their obligations under this Agreement, or to consummate the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions of this Agreement. No approval by the stockholders of Parent is required in order for Parent to execute, deliver and perform its obligations under this Agreement or to consummate the transactions contemplated hereby on the terms and subject to the conditions of this Agreement.

5.4 Governmental Filings; No Violations.

(a) Other than (i) the filing of the Certificate of Merger pursuant to Section 1.3 and (ii) the Consents required under the HSR Act or any other applicable Antitrust Laws in connection with the Merger, the Exchange Act and the Securities Act, no filings, notices and/or reports are required to be made by Parent or Merger Sub or their Subsidiaries with, nor are any Consents required to be obtained by Parent or Merger Sub or their Subsidiaries from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and/or the consummation by Parent of the Merger and the other transactions contemplated hereby, except, in each case, those that the failure to make or obtain would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub does not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or contravention or a default under, the organizational documents of Parent or certificate of incorporation or bylaws of Merger Sub or (ii) with or without the lapse of time or the giving of notice or both, (A) a breach or violation of, a default or termination or modification (or right of termination or modification) under, (B) payment of additional fees under, (C) a requirement for any Consent under, (D) the creation or acceleration of any obligations under, or (E) the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contract binding (or that purports on its face to be binding) upon Parent or any of its Subsidiaries (other than, in the case of clauses (B), (D) or (E), any Contracts (x) with legal counsel, accountants, financial advisors or other representatives engaged in connection with the Merger or the other transactions contemplated in this Agreement or (y) relating to the Financing), or, (iii) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) the Consents referred to in Section 5.4(a) are made or obtained, conflict with or violate any Law, Order or License applicable to Parent or any of its Subsidiaries, except, in the case of clause (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, requirement, creation, acceleration, Lien, conflict or violation that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.5 Litigation. As of the date of this Agreement, there are no Proceedings pending or, to the knowledge of Parent, threatened in writing against Parent or Merger Sub, or any of their respective present or former officers or directors, that seek to enjoin, or would reasonably be expected to have the effect of preventing or making illegal, any of the transactions contemplated by this Agreement, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent, nor Merger Sub nor any of their respective Subsidiaries is a party to or subject to the provisions of any Order with any Governmental Entity that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.6 Financial Ability. Parent has, and will have as of the Effective Time, sufficient cash on hand or access to available funds to enable Parent and Merger Sub to satisfy all of Parent’s and Merger Sub’s payment obligations under this Agreement, including, without limitation, the payment of the aggregate Merger Consideration and all other amounts payable pursuant to ARTICLE III and all related fees and expenses.

5.7 Solvency. Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the transactions contemplated by this Agreement and the making of the payments contemplated by this Agreement, and assuming satisfaction of the conditions to Parent’s obligation to consummate the Merger as set forth herein, the accuracy of the representations and warranties of the Company set forth herein and the performance by the Company of its obligations hereunder in all material respects, the Company will be Solvent.

5.8 No Other Representations and Warranties. Except for the representations and warranties of Parent and Merger Sub contained in this ARTICLE V or elsewhere in this Agreement, (a) neither Parent nor Merger Sub is making or has made, and no other Person is making or has made on behalf of Parent and Merger Sub, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby, and (b) neither Parent nor Merger Sub nor any person on behalf of Parent and Merger Sub is making any express or implied representation or warranty with respect to Parent and Merger Sub or with respect to any other information made available to the Company in connection with the transactions contemplated by this Agreement.

5.9 Disclaimer. Parent and Merger Sub each acknowledges and agrees that that none of the Company or any other Person has made or is making, and Parent and Merger Sub expressly disclaim reliance upon, any representations, warranties, or statements relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in ARTICLE IV or elsewhere in this Agreement. Without limiting the foregoing, except for the representations and warranties set forth in ARTICLE IV or elsewhere in this Agreement or in any certificate delivered in connection with this Agreement, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its subsidiaries or their respective businesses and operations.

ARTICLE VI

COVENANTS

6.1 Interim Operations. Except (1) as required by applicable Law, (2) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (3) as expressly disclosed in Section 6.1 of the Company Disclosure Letter, or (4) as expressly required by this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that, from and after the execution of this Agreement and prior to the earlier of (x) the Effective Time or (y) termination of this Agreement in accordance with Article VIII, the Company shall use its commercially reasonable efforts to conduct its business and the business of its Subsidiaries in the ordinary course of business, and, to the extent consistent therewith and subject to the restrictions contemplated in this Section 6.1(a), the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to (A) preserve substantially intact its and its Subsidiaries’ business organizations, goodwill, assets, properties and Contracts (B) maintain its existence in good standing under the Laws of its incorporation or formation, (C) keep available the services of its current officers and employees, and (D) preserve its existing relationships with its material customers, suppliers, licensors, licensees, distributors, lessors and other Persons with which the Company and its Subsidiaries have business relations. Without limiting the generality of the foregoing, except (1) as required by applicable Law, (2) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (3) as expressly disclosed in Section 6.1 of the Company Disclosure Letter corresponding to the applicable clause below, or (4) as expressly required by this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that, from and after the execution of this Agreement and prior to the earlier of (x) the Effective Time or (y) termination of this Agreement in accordance with Article VIII, Company shall not and will not permit any of its Subsidiaries to:

(a) (i) amend, supplement or otherwise modify its certificate of incorporation or bylaws (or comparable governing documents) (other than amendments to the governing documents of any wholly owned Subsidiary of the Company that would not prevent, delay or impair the Merger or the other transactions contemplated by this Agreement), (ii) adjust, split, combine, subdivide or reclassify its outstanding shares of capital stock (except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction), (iii) declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise (or any combination thereof) in respect of, or enter into any Contract with respect to the voting of, any shares of its capital stock (except for any dividends or distributions paid by a direct or indirect wholly owned Subsidiary of the Company to another direct or indirect wholly owned Subsidiary of the Company or to the Company), or (iv) purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than pursuant to (1) the exercise of Company Options or the forfeiture of, or withholding of Taxes with respect to, Company Options, Restricted Stock Units or Performance Restricted Stock Units or (2) purchases, repurchases, redemptions or other acquisitions of securities of any wholly owned Subsidiary of the Company by the Company or any other wholly owned Subsidiary of the Company);

(b) merge or consolidate with any other Person, or restructure, recapitalize, dissolve, reorganize or completely or partially liquidate (other than mergers among, or the restructuring, reorganization or liquidation of any wholly owned Subsidiaries of the Company that would not prevent, delay or impair the Merger or the other transactions contemplated by this Agreement), or adopt or effect a plan of complete or partial liquidation or dissolution;

(c) except as required by the terms of any Company Plan, (A) increase the compensation or benefits payable to any Participant, other than (1) de minimis increases in benefits, (2) increases of cash compensation for employees whose annual base salary is less than $220,000 in the ordinary course of business consistent with past practice not to exceed an aggregate increase of three percent (3%) for all such employees or (3) increases of cash compensation for any employee in connection with a promotion based on job performance or workplace requirements not to exceed a per-employee increase of fifteen percent (15%), (B) grant any new extraordinary bonus, severance, change of control, retention, termination or similar compensation or benefits to any Participant, (C) adopt, establish or make any change to any Company Plan or any collective bargaining agreement, other than changes to Company Plans that are intended to be qualified under Section 401(a) of the Code, or Company Plans that provide health or welfare benefits, in each case, which are made in the ordinary course of business and do not materially increase such Company Plans’ cost to the Company, (D) take any action to accelerate the vesting of, or payment of, any compensation or benefit under any Company Plan, (E) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Plan, (F) hire or terminate the employment of (other than termination for cause) any Participant with annual base salary or fees in excess of $220,000 per year, (G) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement or any other restrictive covenant obligation of any Participant, (H) forgive any loans to any Participant, or (I) effectuate a “plant closing,” “mass layoff” (each as defined in the Workers Adjustment Retraining Notification Act) or other employee mass layoff event affecting in whole or in part any site of employment, facility or operating unit;

(d) incur any Indebtedness or issue any rights to acquire any Indebtedness, or assume guarantee or otherwise become liable for any Indebtedness for any Person, except (i) in the ordinary course of business, borrowings under the Company’s Existing Credit Agreement (provided that the Company shall not be permitted to increase the borrowing capacity existing as of the date hereof under the Existing Credit Agreement), or (ii) inter-company Indebtedness among the Company and its wholly owned Subsidiaries, or (iii)(A) to the extent not drawn upon and payments are not triggered thereby, letters of credit, bank guarantees, security or performance bonds or similar credit support instruments and (B) overdraft facilities or cash management programs, in the case of each clauses (A) and (B) issued, made or entered into in the ordinary course of business;

(e) make or commit to make any capital expenditures, or any obligations or liabilities in connection therewith, greater than the amounts set forth on Section 6.1(e) of the Company Disclosure Schedules, except for any capital expenditures, or any obligations or liabilities in connection therewith which otherwise do not exceed $1,000,000 individually, or $2,500,000 in the aggregate;

(f) transfer, lease, license, sell, assign, mortgage, pledge, place a Lien upon, surrender, divest, cancel, abandon, allow to lapse or otherwise dispose of any properties or assets (including capital stock of any of its Subsidiaries but not including any Intellectual Property), with a fair market value in excess of $1,000,000 individually or $2,500,000 in the aggregate (other than (1) transactions among the Company and its wholly owned Subsidiaries, (2) sales of inventory or obsolete or worthless equipment, in each case, in the ordinary course of business, or (3) leases of equipment to customers in the ordinary course of business);

(g) issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of, any shares of its capital stock or other Company Securities, except (i) for any Shares issued pursuant to Company Options, Restricted Stock Units and Performance Restricted Stock Units outstanding on the date of this Agreement in accordance with the existing terms of such awards and the Company Stock Plans, and (ii) for any Shares issued in connection with conversions of the Convertible Notes in accordance with and pursuant to the Convertible Notes Indenture, but subject to Section 6.17(a), or disposition of the Capped Call Transactions upon exercise and settlement or termination thereof in accordance with and pursuant to the Capped Call Documentation, but subject to Section 6.17(c), in each case, that are outstanding on the date hereof, and (iii) for any issuances, sales or transfers of securities of wholly owned Subsidiaries to the Company or to any other wholly owned Subsidiary of the Company (in each case other than Shares);

(h) (i) acquire or commit to acquire any business, whether by merger, purchase of property or assets, consolidation or otherwise or (ii) subject to the foregoing clause (i) and Section 6.1(e), spend or commit to spend in excess of $1,000,000 individually or $2,500,000 in the aggregate to acquire assets or other property (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition);

(i) make any material change with respect to its financial accounting policies or procedures, or revalue in any material respect any of its properties or assets, including writing off notes or accounts receivables, in each case, except as required by changes in GAAP or by applicable Law;

(j) (i) enter into any new line of business, or (ii) start to conduct a line of business of the Company or any of its Subsidiaries in any geographic area where it is not conducted as of the date of this Agreement;

(k) make any loans, advances or capital contributions to, or investments in, any Person (other than extensions of credit to customers in the ordinary course of business, advances to directors, officers and other employees for travel and other business-related expenses, in each case, in the ordinary course of business and in compliance in all material respects with the Company’s policies related thereto, or loans, advances or capital contributions to the Company or any direct or indirect wholly owned Subsidiary of the Company);

(l) (i) amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) any Material Contract or waive, release or assign any material rights, claims or benefits under any Material Contract or take (or fail to take) any action that would reasonably be expected to cause or result in a material breach of, or material default under, any Material Contract or (ii) other than in the ordinary course of business and after consultation with Parent, enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement; provided, that for the avoidance of doubt, subject to Section 6.1(b), this Section 6.1(l) shall not prohibit or restrict any Company Plans;

(m) without limiting the rights of Parent under Section 6.16 (Stockholder Litigation), (i) settle, waive, release compromise or otherwise resolve any Proceeding in a manner resulting in liability for, or restrictions on the conduct of the business by, the Company or any of its Subsidiaries, other than settlements, waivers or releases of, or compromises for or resolutions of any Proceeding unrelated to Intellectual Property if the amount of any such settlement is not in excess of $1,000,000 individually or $2,500,000 in the aggregate; provided, that such settlements do not involve any non-de minimis injunctive or equitable relief or impose non-de minimis restrictions on the business activities of the Company and its Subsidiaries or Parent and its Subsidiaries; or (ii) waive any material right with respect to any material claim held by the Company or any of its Subsidiaries; or

(n) fail to maintain, cancel, terminate or allow to lapse without a commercially reasonable substitute therefor, any material License;

(o) (A) other than in the ordinary course of business, terminate, fail to renew, abandon, cancel, let lapse, fail to continue to prosecute or defend, encumber, license (including through covenants not to sue, non-assertion provisions or releases, immunities from suit that relate to Intellectual Property or any option to any of the foregoing), sell, transfer or otherwise dispose of any Company IP; (B) issue, bring, commence, threaten or settle any litigation or other proceedings with respect to any Patent comprised in the Company IP; or (C) become a member or promoter of, or a contributor to, or make any material commitments or material agreements regarding any patent pool, industry standards body, standard setting organization, industry or other trade association or similar organization, in each case that requires or obligates, or could require or obligate, the Company or any of its Affiliates (including future Affiliates) to grant or offer to any other Person any license or other right to any Intellectual Property;

(p) enter into, or agree to enter into, any Contract that could directly or indirectly obligate or purport to obligate (i) Parent or its Affiliates (other than the Company and its Subsidiaries) or (ii) the Company or any of its Subsidiaries to cause or require, or purport to cause or require, Parent or its Affiliates (other than the Company and its Subsidiaries), in any such case, to (A) grant to any other Person (including the counterparty to such Contract and/or its Affiliates) any right to or with respect to any Intellectual Property or (B) be bound by, or subject to, any license or covenant (including any covenant not to sue, assert rights or offer fixed or reasonable royalties) with respect to any Intellectual Property;

(q) (A) settle any material Tax claim, audit, or assessment for an amount materially in excess (other than by a de minimis amount) of the amount reserved or accrued on the Company Balance Sheet (or most recent consolidated balance sheet included in the Company Reports), (B) change any material Tax election, change any annual Tax accounting period, or adopt or change any method of Tax accounting, (C) make any material amendment to any Tax Returns, (D) surrender or waive any right to claim a material Tax refund or (E) consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(r) terminate, cancel, make any material changes to the structure or terms, or materially reduce the limits or conditions of any of the Insurance Policies, including allowing the policies to expire without renewing such policies or obtaining comparable replacement coverage, or prejudicing rights to insurance payments or coverage; or

(s) agree, resolve or commit to do any of the foregoing.

6.2 Acquisition Proposals.

(a) No Solicitation or Negotiation. Except as expressly permitted by this Section 6.2, the Company shall not, and shall cause its Subsidiaries and its and their respective directors, officers and employees not to, and shall instruct and use its commercially reasonable efforts to cause its and their respective investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) not to, directly or indirectly: (i) solicit, initiate, or knowingly encourage or knowingly facilitate or assist any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate or engage in any discussions or negotiations with any Person regarding any Acquisition Proposal; (iii) provide any non-public information concerning the Company or any of its Subsidiaries or afford to any Person access to the business, properties, assets, books, record or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to knowingly induce the making, submission or announcement of, or knowingly encourage or knowingly facilitate or assist any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (iv) approve, adopt, endorse, declare advisable or recommend (or publicly propose to do any of the foregoing with respect to) any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal; or (v) other than an Acceptable Confidentiality Agreement, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other Contract (whether binding or non-binding, oral or written, preliminary or definitive) relating to an Acquisition Transaction (any such letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other Contract, an “Alternative Acquisition Agreement”). The Company shall, and the Company shall cause its Subsidiaries and Representatives to, (A) immediately cease and cause to be terminated any discussions and negotiations with any Person (other than Parent, Merger Sub and their Representatives) conducted heretofore with respect to any Acquisition Proposal, or proposal that could reasonably be expected to lead to an Acquisition Proposal, (B) promptly (and, in any event, within four (4) Business Days) terminate all access granted to any Person (other than Parent, Merger Sub and their Representatives) to any physical or electronic dataroom, in each case with respect to an Acquisition Proposal and (C) promptly (and, in any event, within four (4) Business Days) deliver written notice to each such Person requesting that such Person (other than Parent, Merger Sub and their Representatives) promptly return or destroy all confidential information regarding the Company and its Subsidiaries furnished to any such Person in accordance with the applicable confidentiality agreement between the Company and such Person; provided that the foregoing shall not restrict the Company from permitting a Person to request the waiver of a “standstill” or similar obligation or from granting such a waiver, in each case, to the extent both (1) permitting such request or granting such waiver is necessary for the Company’s board of directors to comply with fiduciary duties under applicable Law and (2) such standstill or similar obligation prevents a confidential proposal from being made to the Company’s board of directors. The Company shall not (i) except as provided in Section 4.13(b) or Section 6.21, terminate (or permit the termination of), waive or amend, or grant any exemptions under, the Preservation Plan, (ii) redeem any Company Rights under the Preservation Plan or (iii) take any action with respect to, or make any determination under, the Preservation Plan that would interfere with the consummation of the transactions contemplated by this Agreement, in each case of clauses (i) – (iii), without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

(b) Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 6.2(a), prior to the time, but not after, the Company Requisite Vote is obtained, the Company may, in response to an unsolicited, bona fide written Acquisition Proposal that did not result from a breach, in any material respect, of this Section 6.2, (i) provide access to non-public information regarding the Company or any of its Subsidiaries to the Person who made such Acquisition Proposal; provided that such information has previously been made available to Parent or is provided to Parent promptly (and in any event within twenty-four (24)

hours) following the time such information is made available to such Person and that, prior to furnishing any such non-public information, the Company receives from the Person making such Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such Person (including its Affiliates and Representatives) as the terms of the Confidentiality Agreement are on Parent (it being understood that such confidentiality agreement need not prohibit the making or amending of an Acquisition Proposal confidentially made to the Company’s board of directors) (an “Acceptable Confidentiality Agreement”) provided further, that competitively sensitive information provided to any such Person who is a competitor of the Company or any of its Subsidiaries will only be provided in a separate “clean data room” and subject to customary “clean team” arrangements regarding access to such information, and (ii) engage or participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal, if, and only if, prior to taking any action described in clause (i) or (ii) above, the Company’s board of directors determines in good faith after consultation with its outside legal counsel that (A) based on the information then available and after consultation with its financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the Company directors’ fiduciary duties under applicable Law.

(c) Notice. The Company shall promptly (and, in any event, within forty-eight (48) hours) notify Parent in writing if the Company receives or, to the Knowledge of the Company, its Representatives receive, (i) any Acquisition Proposal or, (ii) any request by any Person for information or access concerning the Company or any of its Subsidiaries in connection with any Acquisition Proposal, or (iii) any discussions or negotiation with respect to an Acquisition Proposal are sought to be initiated or continued with the Company, and, in each instance, the Company shall indicate in such notice (A) the identity of such Person(s) making such Acquisition Proposal, (B) copies of any such Acquisition Proposal, Alternative Acquisition Agreement, request made in writing and any other written terms and proposals provided (including financing commitments) to the Company or its Representatives, and (C) a written summary of the material terms and conditions of any such Acquisition Proposal not made in writing. The foregoing obligations on the part of the Company shall apply with respect to any and all amended, revised or subsequent Acquisition Proposals and requests, and the Company shall keep Parent reasonably informed, on a prompt basis (and in any event within twenty-four (24) hours of any material developments), of the status and terms of any such proposals, offers or requests and the status of any such discussions or negotiations (including any material amendments or proposed amendments as to the price, form of consideration, and other material terms of any such Acquisition Proposal). Notwithstanding anything to the contrary herein, the Company shall not, and shall cause its Subsidiaries not to enter into any Contract with any Person that prohibits or otherwise limits the Company from providing any information contemplated by this Section 6.2(c) to Parent or its Representatives or otherwise complying with its obligations in this Section 6.2(c).

(d) No Change in Recommendation or Alternative Acquisition Agreement. Except as permitted by Section 6.2(e) and Section 6.2(f), the Company’s board of directors shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation, (ii) adopt, approve, endorse, publicly propose, recommend or otherwise declare advisable any Acquisition Proposal, (iii) fail to include the Company Recommendation in the Proxy Statement that is mailed to the Company’s stockholders or in any other material press release or written communication to the Company’s stockholders in connection with the Company Stockholders Meeting, (iv) in the event that (A) there is a publicly announced Acquisition Proposal, or (B) there is a public statement not in favor of the Merger made by a then-current stockholder of the Company, fail to publicly reaffirm the Company Recommendation within ten (10) Business Days following each written request by Parent to the Company’s board of directors to do so (provided that Parent may make such a request no more than once in response to each publicly announced Acquisition Proposal (it being understood that the amendment of the form or amount of consideration or any material term of an Acquisition Proposal shall comprise a new Acquisition Proposal for this purpose) and no more than once in response to each such public statement by such then-current stockholder), (v) fail to recommend against acceptance of any tender or exchange offer for the Shares within ten (10) Business Days after the commencement of such offer or fail to maintain at any time such a recommendation against such offer at any time before the expiration or withdrawal of such offer, or (vi) resolve, propose or agree, or propose to resolve or agree, to take any of the foregoing actions (any of the actions described in clause (i) through (vi) of this Section 6.2(d), a “Change in Recommendation”).

(e) Superior Proposal Exception to Change in Recommendation Provision or Entry into an Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in Section 6.2(d), following receipt of a written Acquisition Proposal by the Company after the date of this Agreement that did not result from a breach, in any material respect, of this Section 6.2 and that the Company’s board of directors determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal, the Company’s board of directors may, at any time prior to the time the Company Requisite Vote is obtained, make a Change in Recommendation or terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with Section 6.2(e)(ii), in each case, only if all of the following conditions are met:

(i) the Company shall have (A) as promptly as practicable, provided to Parent at least four (4) Business Days’ prior written notice before taking such action, which notice shall state expressly (1) that it has received a written Acquisition Proposal that has not been withdrawn and that the Company’s board of directors has concluded in good faith (after consultation with its outside legal counsel and financial advisors) constitutes a Superior Proposal, (2) to the extent not previously provided to Parent pursuant to Section 6.2(c) (and without limiting the obligations under Section 6.2(c)), the material terms and conditions of such Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Acquisition Proposal) and shall have contemporaneously provided unredacted copies of all Alternative Acquisition Agreements, proposals and other documents (including financing commitments) related to such Acquisition Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Acquisition Proposal shall require a new notice and an additional two (2) Business Day period) and (3) that, subject to clause (ii) below, the Company’s board of directors has determined to make a Change in Recommendation or to terminate this Agreement in accordance with Section 8.3(b) in order to enter into the Alternative Acquisition Agreement with respect to such Acquisition Proposal absent revisions to the terms of this Agreement, as applicable, (B) prior to effecting such Change in Recommendation or such termination in accordance with Section 8.3(b), as applicable, engaged in good faith with Parent (to the extent Parent wishes to engage) during such four (4) Business Day notice period (as it may be extended pursuant to this Section 6.2(e)(i)), which may be on a non-

exclusive basis, to consider any adjustments proposed by Parent to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal (it being understood and agreed that any revision to the amount or form of consideration or any other material term or condition of such Acquisition Proposal shall extend such four (4) Business Day notice period for an additional two (2) Business Days (it being further understood and agreed that there may be multiple extensions and that all notice obligations of the Company set forth in Section 6.2(c) and this Section 6.2(e) shall apply with respect to each such revision of the amount or form of consideration or other material terms of such Acquisition Proposal)), and (C) complied in all material respects with its obligations under this Section 6.2; and

(ii) after the expiration of the notice period or periods under Section 6.2(e)(i), the Company’s board of directors shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, after taking into account any revised terms proposed by Parent, such Acquisition Proposal continues to constitute a Superior Proposal and that the failure to make such Change in Recommendation or to so terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal in accordance with Section 8.3(b), as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Subsidiaries shall enter into an Alternative Acquisition Agreement before this Agreement has been validly terminated in accordance with its terms, including payment of the Company Termination Fee pursuant to Section 8.5(b).

(f) Intervening Event Exception to Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in Section 6.2(d), upon the occurrence of any Intervening Event, the Company’s board of directors may, at any time prior to the time the Company Requisite Vote is obtained, make a Change in Recommendation, only if all of the following conditions are met:

(i) the Company shall have (A) promptly provided to Parent at least four (4) Business Days’ prior written notice before taking such action, which notice shall (1) set forth in reasonable detail information describing the underlying material facts giving rise to the Intervening Event and the rationale for the Change in Recommendation and (2) state expressly that, subject to clause (ii) below, the Company’s board of directors has determined to make a Change in Recommendation absent revisions to the terms of this Agreement, (B) prior to effecting such a Change in Recommendation, engaged in good faith with Parent (to the extent Parent wishes to engage) during such four (4) Business Day notice period to consider any adjustments proposed by Parent to the terms and conditions of this Agreement such that the failure of the Company’s board of directors to make a Change in Recommendation in response to the Intervening Event in accordance with clause (ii) below would no longer be inconsistent with the directors’ fiduciary duties under applicable Law and (C) complied in all material respects with its obligations under this Section 6.2; and

(ii) after the expiration of the notice period or periods under Section 6.2(f)(i), the Company’s board of directors shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that in light of such Intervening Event and after taking into account any revised terms proposed by Parent, the failure to make a Change in Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(g) Certain Permitted Disclosure. Nothing contained herein shall prevent the Company’s board of directors from disclosing to the Company’s stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to an Acquisition Proposal, if the Company’s board of directors determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable Law, it being understood that (i) any such disclosure made by the Company’s board of directors must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company or the Company’s board of directors and the rights of Parent under this Section 6.2 and (ii) nothing in the foregoing will be deemed to permit the Company or the Company’s board of directors to make a Change in Recommendation other than in accordance with Section 6.2(e) and Section 6.2(f).

6.3 Information Supplied.

(a) The Company shall, as promptly as reasonably practicable (and in any event within thirty (30) calendar days after the date of this Agreement), prepare and file with the SEC a proxy statement on Schedule 14A (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”) in preliminary form relating to the Company Stockholders Meeting. The Company shall use its commercially reasonable efforts to promptly provide responses to the SEC and resolve, and each party hereto agrees to consult and cooperate with the other party in resolving, any comments received on the Proxy Statement by the SEC. The Company shall cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as possible following the filing thereof with the SEC and in any event within seven (7) Business Days of the first to occur of (x) ten (10) calendar days following the filing of the preliminary Proxy Statement if the staff of the SEC (the “Staff”) has not informed the Company that it will review the Proxy Statement, or (y) the date the Staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement, as the case may be, and shall take all necessary actions to set a record date for the Company Stockholders Meeting promptly (including conducting broker searches in accordance with Rule 14a-13 of the Exchange Act, and setting a preliminary record date) to accommodate such a mailing date.

(b) No filing of, or amendment or supplement to, the Proxy Statement or any other SEC filing related to Parent, Merger Sub, their Affiliates or the transactions contemplated by this Agreement (such other SEC filing, an “Other Company Filing”) will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon (other than the disclosure of a Change in Recommendation in any filing, amendment or supplement), and the Company shall consider in good faith any comments related thereto reasonably proposed by Parent or its counsel. The Company shall promptly provide Parent with copies of all such filings, amendments or supplements to the extent not readily publicly available. In connection with the Proxy Statement, Parent shall (i) furnish all information required by the Exchange Act or applicable Law concerning it and its Affiliates to the Company, (ii) provide such other assistance as may be reasonably requested by the Company in connection with the preparation of information to be included therein and (iii) otherwise reasonably assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of any comments received from the SEC. The Company agrees that all information related to Parent and its Affiliates included in the Proxy Statement or Other Company Filing shall be in form and content reasonably satisfactory to Parent. If at any time prior to the receipt of the Company Requisite Vote, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Proxy Statement such that the Proxy Statement would not (A) include any misstatement of a material fact or (B) omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then (x) the party that makes such discovery shall promptly notify the other party and (y) the Company shall prepare (with Parent’s reasonable assistance) and file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by applicable Law, disseminate such amendment or supplement the stockholders of the Company. The Company shall notify Parent promptly of the receipt of any comments from the SEC or the Staff and of any request by the SEC or the Staff for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the Staff, on the other hand, with respect to the Proxy Statement or the transactions contemplated hereby, including the Merger. No response to any comments from the SEC or the Staff relating to the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon, and the Company shall consider in good faith any comments reasonably proposed by Parent or its counsel thereon. The Company will cause the Proxy Statement to comply in all material respects with applicable Law, including the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder, and the rules of the NASDAQ.

6.4 Company Stockholders Meeting.

(a) The Company will, as promptly as reasonably practicable in accordance with applicable Law and the Company Certificate of Incorporation and Company Bylaws, and the rules of the NASDAQ, take all action necessary to duly call, give notice of, convene and hold a meeting of holders of Shares to consider and vote upon the adoption of this Agreement (the “Company Stockholders Meeting”) as promptly as reasonably practicable following the mailing of the Proxy Statement to the Company’s stockholders for the purpose of obtaining the Company Requisite Vote. Subject to the provisions of Section 6.2, the Company’s board of directors shall (i) include the Company Recommendation in the Proxy Statement, (ii) recommend at the Company Stockholders Meeting that the holders of Shares adopt this Agreement and (iii) use its commercially reasonable efforts to obtain and solicit such adoption. The Company shall keep Parent reasonably informed on a reasonably current basis, and promptly upon Parent’s request, of the status of its efforts to solicit and obtain the Company Requisite Vote. The Company shall permit Parent and its Representatives to attend the Company Stockholders Meeting if requested by Parent in writing. Notwithstanding the foregoing, if on or before the date on which the Company Stockholders Meeting is scheduled, the Company reasonably believes that (A) it will not receive proxies representing the Company Requisite Vote, whether or not a quorum is present or (B) it will not have enough Shares represented to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, the Company may (and shall at the reasonable request of Parent), in its reasonable discretion, postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders Meeting in consultation with Parent. In addition, notwithstanding the first and second sentence of this Section 6.4(a), the Company may postpone or adjourn the Company Stockholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated in a manner suitable under applicable Law and reviewed by stockholders of the Company prior to the Company Stockholders Meeting. The foregoing notwithstanding, the Company may not, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) or except as expressly required by an Order, postpone or adjourn the Company Stockholders Meeting for a period of more than 10 Business Days on any single occasion or, on any occasion, to a date after the earlier of (x) 60 Business Days after the date on which the Company Stockholders Meeting was originally scheduled and (y) 10 Business Days before the Termination Date. Without the prior written consent of Parent, the matters contemplated by the Company Requisite Vote shall be the only matters (other than matters of procedure and matters required by or advisable under applicable Law to be voted on by the Company’s stockholders in connection therewith) that the Company shall propose to be voted on by the stockholders of the Company at the Company Stockholders Meeting.

(b) Notwithstanding any Change in Recommendation, the Company shall nonetheless submit this Agreement to the holders of Shares for adoption at the Company Stockholders meeting unless this Agreement is terminated in accordance with ARTICLE VIII prior to the Company Stockholders Meeting.

6.5 Filings; Other Actions; Notification and Cooperation.

(a) The Company and Parent shall, subject to Section 6.2, cooperate with each other and use, and shall cause their respective Subsidiaries and Affiliates to use, their respective best efforts to take (or cause to be taken) all actions, and do (or cause to be done) all things necessary, proper or advisable under this Agreement and applicable Laws and Orders to consummate and make effective the Merger and the other transactions contemplated by this Agreement as expeditiously as possible, and in no event later than the Termination Date, including (i) preparing and filing all documentation to effect all necessary notices, reports and other filings (and in any event, by filing within ten (10) Business Days after the date of this Agreement the pre-merger notification and report forms required to be filed under the HSR Act with respect to the Merger, and as promptly as practicable in the case of all other filings required under any Antitrust Laws with respect to the transactions contemplated hereby) and to obtain as expeditiously as possible all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, (ii) satisfying the conditions to consummating the Merger, (iii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger, (iv) obtaining (and cooperating with each other in obtaining) any consent, approval of, waiver or any exemption by, any non-governmental third party, in each case, to the extent necessary, proper or advisable in connection with the Merger and (v) executing and delivering any reasonable additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement. The parties shall submit a declaration to CFIUS under 31 CFR § 800.402 and, only if requested by CFIUS under 31 CFR § 800.407, a joint voluntary notice.

(b) Subject to Section 6.5(c), in the event that the parties receive a request for information or documentary material pursuant to the HSR Act or any other Antitrust Laws, the parties will use their respective best efforts to submit as promptly as practicable, any additional information and documentary material pursuant to such request and counsel for both parties will closely cooperate in connection with such response. None of the parties, including their respective Subsidiaries and Affiliates, shall knowingly take, cause or permit to be taken, or omit to take, any action which such party reasonably expects is likely to materially delay or prevent consummation of the contemplated transactions, unless otherwise agreed to by the parties. Parent shall not, without giving the Company a reasonable opportunity to participate and make any suggestions (to the extent reasonably practicable and permitted by applicable Law), and the Company shall not, without Parent’s prior written consent, (i) enter into any timing or settlement or similar agreement, or otherwise knowingly agree or commit to any arrangement, that would have the effect of extending, suspending, lengthening or otherwise tolling the expiration or termination of the waiting period applicable to the contemplated transactions under the HSR Act or any Antitrust Laws, or (ii) enter into any timing or similar agreement, or otherwise agree or commit to any arrangement that would bind or commit the parties not to consummate the contemplated transactions (or that would otherwise prevent or prohibit the parties from consummating the contemplated transaction).

(c) Parent and the Company shall cooperate and consult with each other in connection with the making of all filings, notifications, communications, submissions, and any other actions pursuant to this Section 6.5. No party hereto or its counsel shall independently participate in any substantive call or meeting relating to the Antitrust Laws with any Governmental Entity in respect of such filings, investigation, or other inquiry without first giving the other party or its counsel prior notice of such call or meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate. In furtherance of the foregoing and to the extent permitted by applicable Law, (i) each party shall notify the other, as far in advance as practicable, of any filing or material or substantive communication or inquiry it or any of its Subsidiaries intends to make with any Governmental Entity relating to the matters that are the subject of this Section 6.5, (ii) prior to submitting any such filing or making any such communication or inquiry, such party shall provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party in connection with, any such filing, communication or inquiry, (iii) promptly following the submission of such filing or making such communication or inquiry, provide the other party with a copy of any such filing or, if in written form, communication or inquiry except to the extent the other party has access to such filing, communication or inquiry, and (iv) consult with the other party in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Entity relating to the Merger, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto. In exercising the foregoing cooperation rights, the Company and Parent each shall act reasonably and as promptly as reasonably practicable. Notwithstanding the foregoing, materials provided pursuant to this Section 6.5 may be reasonably redacted as necessary to address reasonable privilege or confidentiality concerns and Parent may redact from documents shown to the Company nonpublic information relating to the businesses of Parent and its Affiliates.

(d) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.5, each of the parties hereto, including their respective Subsidiaries and Affiliates, hereto shall use its respective best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity in connection with the HSR Act, any other applicable Antitrust Laws with respect to the transactions contemplated hereby and to avoid the entry of, or effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding, that would otherwise have the effect of preventing the consummation of the transactions contemplated hereby. For the purposes of this Section 6.5, “best efforts” shall mean taking any and all actions (such actions, together with the actions required under Section 6.5(e), the “Regulatory Actions”) necessary to obtain the consents, approvals, permits, waiting period expirations or authorizations of any Governmental Entity required to consummate the Merger and the other transactions contemplated hereby as expeditiously as possible, and in no event later than the Termination Date, including (A)(i) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, hold separate, and other disposition of the businesses, assets, products or equity interests of the Company or any of Parent’s other businesses, assets, products or equity interests now owned or hereafter acquired by Parent, (ii) creating, terminating, or amending any existing relationships, ventures, contractual rights or obligations of Parent, the Company or their respective Subsidiaries, (iii) otherwise taking or committing to any action that would limit the freedom of action of Parent, the Company or any of their respective Subsidiaries with respect to the operation of, or its ability to retain or hold, directly or indirectly, any businesses, assets, products or equity interests of Parent, the Company or their respective Subsidiaries, as applicable; provided, that such Regulatory Actions shall be conditioned upon and become effective only from and after the Effective Time; and (B) defending through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing from occurring prior to the Termination Date; provided further, that such litigation in no way limits the obligation of Parent to, and to cause its controlled Affiliates to, use its best efforts, and to take any and all steps necessary, to eliminate each and every such impediment so as to be able to close the transactions contemplated hereby prior to the Termination Date. Notwithstanding anything in this Agreement to the contrary, Parent shall have no obligation to litigate in any court to seek to vacate or terminate or avoid the entry of, any decree, order or judgement under the DPA.

(e) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.5, but subject to the restrictions as described in Section 6.5(f), if any administrative or judicial Proceeding, including any such Proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated by this Agreement as violative of any Antitrust Law, each of the Company and Parent shall use its best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts the consummation of the Merger; provided, that Parent shall bear fifty percent (50%) of all reasonable and documented out-of-pocket third party litigation fees and expenses associated directly with contesting or resisting any such formal action or proceeding once instituted.

(f) Notwithstanding anything herein to the contrary:

(i) subject to Section 6.5(c), Parent shall, on behalf of the parties, control and lead all communications, meetings, negotiations and strategy in connection with obtaining consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, and Parent shall, on behalf of the parties, control and lead the defense strategy for dealing with any administrative or judicial action or proceeding that is initiated or threatened to be initiated challenging this Agreement or the consummation of the transactions contemplated hereby that are brought by any Governmental Entity or relate to any Antitrust Laws; provided, that Parent shall consult in good faith with the Company in connection with and throughout all such controlling and leading;

(ii) without the prior consent of Parent, the Company shall not undertake, or agree with or propose to any Governmental Entity or third party to undertake, any Regulatory Actions;

(iii) without the prior consent of Parent, the Company shall not undertake, or agree with or propose to any non-governmental third party, any action (including payments or entrance into or modification of Contracts) in connection with obtaining any consent or approval of, or waiver or any exemption by, any non-governmental third party in connection with the Merger;

(iv) Parent shall not have any obligation to propose, undertake, or agree to any Regulatory Action if such Regulatory Action would reasonably be expected to, individually or in the aggregate with all other Regulatory Actions, result in a Substantial Detriment or if the effectiveness of any Regulatory Action is not conditioned upon the Closing. “Substantial Detriment” means (A) in the case of Regulatory Actions necessary to obtain the CFIUS Clearance, a material adverse impact on the Company (or the Surviving Corporation) and its Subsidiaries taken as a whole, Parent, or the pro forma Parent (together with the Company and its Subsidiaries) (but assuming for this purpose that Parent or the pro forma Parent is the size, and has the aggregate financial and operating metrics, of the Company and its Subsidiaries, taken as a whole), including taking into account, for the avoidance of doubt, any material impairment of the prospects or loss of the benefits and/or advantages reasonably expected to be received by Parent from the transactions contemplated hereby; and (B) in the case of all other Regulatory Actions, a material adverse impact on the combined business of the Company (or the Surviving Corporation) and its Subsidiaries, Parent, or the pro forma Parent (together with the Company and its Subsidiaries), taken as a whole; and

(v) Parent’s obligations to take or cause to take any actions described in this Section 6.5, shall be subject, in each case, to the right of Parent, in Parent’s good faith reasonable discretion, to take reasonable periods of time in order to advocate and negotiate with third parties and Governmental Entities with respect to such actions.

(g) Information. The Company and Parent each shall, upon request by the other, promptly furnish the other with all information concerning itself, its Subsidiaries, Affiliates, directors, officers and stockholders and such other matters as may be reasonably requested by the other party that is necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement; provided that materials provided pursuant to this Section 6.5 may be reasonably redacted as necessary to address reasonable privilege concerns and Parent may redact from documents shown to the Company nonpublic information relating to the businesses of Parent and its Affiliates.

(h) Status. The Company and Parent shall keep each other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of any notice or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates from any third party or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, other than immaterial communications.

6.6 Access; Consultation.

(a) Upon reasonable advance notice (and in any event not less than twenty-four (24) hours’ notice), and except as may otherwise be required by applicable Law, (x) the Company shall, and shall cause its Subsidiaries, and shall direct its and their Representatives to, afford Parent, its Subsidiaries and the Financing Parties reasonable access, during normal business hours during the period prior to the Effective Time, to the Company’s and its Subsidiaries’ employees, properties, assets, books, records, Tax Returns and contracts and, (y) during such period, the Company shall, and shall cause its Subsidiaries to, (1) furnish promptly to Parent, its Subsidiaries and the Financing Parties all information concerning its or any of its Subsidiaries’ capital stock, business and personnel as may reasonably be requested by Parent or the Financing Parties in connection with the Merger or the Financing and (2) cooperate reasonably with Parent in preparing for the transition and integration of the financial reporting systems of the Company and its Subsidiaries to and with the financial reporting systems of Parent or its Subsidiaries following the Effective Time, including by considering in good faith any comments of Parent with respect to the Company’s preparation of financial statements; provided, that no investigation pursuant to this Section 6.6 or information provided, made available or delivered to Parent, its Representatives or the Financing Parties pursuant to this Agreement shall affect or be deemed to modify any representation or warranty made by the Company; provided further, that the foregoing shall not require the Company to permit any invasive environmental sampling or similar invasive environmental inspection or to disclose any information pursuant to this Section 6.6, to the extent that (i) in the reasonable and good faith judgment of the Company, any applicable Law or Order requires the Company or its Subsidiaries to restrict or prohibit access to any such information or disclosure thereof would expose the Company to an unreasonable risk of liability for disclosure of sensitive or personal information, (ii) the information is subject to confidentiality obligations to a third party or its disclosure would violate the terms of any confidentiality agreement or other Contract that is binding on the Company or any of its Subsidiaries, or (iii) disclosure of any such information or document would result in the waiver or loss of attorney-client privilege, work product doctrine or any other legal privilege; provided further, that with respect to the foregoing clauses (i) through (iii) of this Section 6.6(a), the Company shall use its commercially reasonable efforts to (A) obtain the required consent of any such third party to provide such disclosure, (B)

develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the Company and (C) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction (solely to the extent necessary) or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Any investigation or cooperation pursuant to this Section 6.6 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the Company. All requests for information or cooperation made pursuant to this Section 6.6 shall be directed to an executive officer of the Company or such Person as may be designated by any such executive officer.

(b) To the extent Parent requests further information or investigation of the basis of any potential violations of Laws relating to Sanctions and Export Controls, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to cooperate with such request, make available any personnel or experts engaged by the Company or its Subsidiaries necessary to accommodate such request, and, if reasonably requested by Parent, make submissions as promptly as practicable thereafter to Governmental Entities concerning such potential violations or to satisfy obligations under Laws relating to Sanctions and Export Controls (including, for the avoidance of doubt, self-classification reports to BIS), consistent with Law, in consultation with Parent; provided, that nothing in this Section 6.6(b) shall require such cooperation to the extent it would, or would be likely to, (A) interfere unreasonably with the business or operations of the Company or any of its Subsidiaries, (B) require the Company or any of its Subsidiaries to take any action that will conflict with or violate the Company’s or any such Subsidiary’s constitutional documents or any applicable Law, or (C) require the Company or any of its Subsidiaries to bear any out-of-pocket third party cost or expense or pay any fee (other than those costs and fees that Parent commits to reimburse).

(c) The Company may, as it reasonably deems advisable and necessary to comply with applicable Law, designate competitively sensitive material as “Outside Counsel Only Material” or with similar restrictions. Such material and the information contained therein shall be given only to the outside counsel of the recipient pursuant to a reasonable arrangement designed to assure compliance with Law and shall be subject to any additional confidentiality or joint defense agreement between the parties. All information exchanged pursuant to this Section 6.6, including all information and/or discussions resulting from any access provided pursuant to this Section 6.6 shall be subject to the Confidentiality Agreement, which shall survive any termination of this Agreement and continue in full force and effect in accordance with its terms.

(d) To the extent that any of the information or material furnished pursuant to this Section 6.6 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege.

All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(e) Each of the Company and Parent shall, after becoming aware, give prompt written notice to one another of (i) any change, effect, circumstance or development that would reasonably be expected to result in a Company Material Adverse Effect or Parent Material Adverse Effect (as applicable), (ii) any reasonably likely failure of any condition to Parent’s or the Company’s obligations to effect the Merger (as applicable), (iii) any notice or other communication received by such party from any Governmental Entity in connection with this Agreement or the Merger or from any Person alleging that the consent of such Person is or may be required in connection with the Merger and the other transactions contemplated by this Agreement. The failure to provide notification under this Section 6.6 shall not affect the representations or warranties of the notifying party or the conditions to the obligations of the parties under this Agreement or limit or otherwise affect the remedies available hereunder.

6.7 Stock Exchange De-listing and De-registration. The Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part to cause the Shares to be de-listed from the NASDAQ and de-registered under the Exchange Act, in each case, as soon as possible following the Effective Time.

6.8 Publicity. The Company and Parent shall consult with each other prior to issuing or making, and provide each other the opportunity to review and comment on, any press releases or other public announcements with respect to the Merger and the other transactions contemplated by this Agreement and any filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto, except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any foreign or U.S. securities exchange or the NASDAQ, (b) any consultation that would not be reasonably practicable as a result of requirements of applicable Law, (c) any press release or public statement that in the good faith judgment of the applicable party is consistent with prior press releases issued or public statements made in compliance with this Section 6.8 or (d) with respect to any Change in Recommendation made in accordance with this Agreement or Parent’s response thereto.

6.9 Employee Benefits.

(a) Parent agrees that each employee of the Company or its Subsidiaries who continues to remain employed with the Company or its Subsidiaries following the Closing (a “Continuing Employee”) shall, during the period commencing at the Effective Time and ending on the twelve (12) month anniversary of the Effective Time, be provided with (i) a base salary or base wage that is no less favorable than the base salary or base wage provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time, (ii) target annual cash bonus opportunities and target long-term incentive compensation opportunities that are no less favorable in the aggregate than the target annual cash bonus opportunities provided to such Continuing Employee by the Company and its Subsidiaries for the year in which the Effective Time occurs and the target long-term incentive compensation opportunities awarded to such Continuing Employee by the Company and its Subsidiaries in the March annual grant period immediately prior to the Effective Time (based on the closing price of a Share on the date of grant of such long-term incentive compensation opportunities), and (iii) employee benefits (excluding severance) that are substantially comparable in the aggregate to those provided by the Company and its Subsidiaries to such Continuing Employees as of immediately prior to the Effective Time; provided that (A) Parent may provide any long-term incentive compensation opportunities in the form of cash rather than equity and (B) no defined benefit pension, post-retirement welfare (other than any obligations to reimburse for COBRA continuation coverage) or change in control or other non-recurring compensation or benefits provided prior to the Effective Time shall be taken into account for purposes of this covenant. Additionally, Parent agrees that each Continuing Employee shall, during the period commencing at the Effective Time and ending on the eighteen (18) month anniversary of the Effective Time, be provided with severance benefits that are no less favorable than the severance benefits provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time. This Section 6.9(a) shall not apply to any Continuing Employee who agrees in writing to a transfer of his or her employment to Parent, or one of Parent’s Subsidiaries other than the Company and any of its Subsidiaries, and agrees to be brought onto Parent’s, or the applicable Subsidiary’s, compensation and benefits offerings. Notwithstanding the proviso in clause (B) above, Parent shall or shall cause the Surviving Corporation to honor and assume all obligations under employment agreements and severance plans listed on Section 6.9(a) of the Company Disclosure Letter with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination provisions in such agreements and plans; provided that the Surviving Corporation shall not amend or terminate the terms of any such plans to the extent that such amendment or termination would cause Parent to fail to comply with the first two sentences of this Section 6.9(a).

(b) Parent shall or shall cause the Surviving Corporation to use commercially reasonable efforts to provide that no pre-existing conditions, exclusions or waiting periods shall apply to Continuing Employees under the benefit plans provided for those employees except to the extent such condition or exclusion was applicable to an individual Continuing Employee prior to the Effective Time. With respect to the plan year during which the Effective Time occurs, Parent shall use commercially reasonable efforts to provide each Continuing Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any Parent plan in which such Continuing Employee is eligible to participate following the Closing Date.

(c) From and after the Closing Date, Parent shall or shall cause the Surviving Corporation to, provide credit (without duplication) to Continuing Employees for their service recognized by the Company and its Subsidiaries as of the Effective Time for purposes of eligibility, vesting, continuous service, determination of service awards, vacation, paid time off, and severance entitlements to the same extent and for the same purposes as such service was credited under the Company Plans, provided that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or for any purposes under any defined benefit pension plan, retiree welfare plan or long-term incentive or non-qualified deferred compensation plan or arrangement.

(d) The Company shall promptly provide Parent with the most recent calculations and reasonable back-up information relating to Sections 280G and 4999 of the Code relating to the Merger, including any non-compete valuations, once such calculations and reasonable back-up information become available following the date hereof and the Company shall provide updated calculations in the event there is a material change to any calculations previously provided to Parent.

(e) Prior to making any broad-based communication or written communications directed to officers or employees of the Company that would create a legally binding right to any future compensation on the part of a Continuing Employee, in each case, pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement (including any schedules hereto), the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication and the Company shall consider any such comments in good faith.

(f) The provisions of this Section 6.9 are solely for the benefit of the parties to this Agreement, and neither any current or former employee, nor any other individual associated therewith, is or shall be regarded for any purpose as a third party beneficiary to this Agreement. Notwithstanding anything to the contrary in this Agreement (except to the extent provided in Section 9.8), no provision of this Agreement is intended to, or does, (i) constitute the establishment of, or an amendment to, any Company Plan or any employee benefit plan of Parent, the Surviving Corporation or any of their Affiliates, (ii) alter or limit the ability of Parent to amend, modify or terminate any Company Plan or any other benefit plan, program, agreement or arrangement, (iii) give any third party any right to enforce the provisions of this Section 6.9, (iv) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee or (v) be deemed to confer upon any such individual or legal representative any rights under or with respect to any plan, program or arrangement described in or contemplated by this Agreement, and each such individual or legal representative shall be entitled to look only to the express terms of any such plan, program or arrangement for his or her rights thereunder.

6.10 Expenses; Transfer Taxes.

(a) Except as otherwise provided in the proviso to Section 6.5(e), Section 6.17(b), Section 6.22, clause (C) of the proviso to Section 6.23 or Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that Parent will be responsible for, and pay, one hundred percent (100%) of the filing fees that are payable to the applicable Governmental Entity for any filings required or contemplated (if any) to be made under the Antitrust Laws pursuant to Section 6.5; provided, that each of Parent and the Company shall bear its own costs (including legal costs) in connection with the preparation of any such filings and all other matters in connection with Section 6.5.

(b) All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by or on behalf of Parent, the Company or Merger Sub, when due and payable, and expressly shall not be a liability of holders of Shares.

6.11 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify, defend and hold harmless each present and former director and officer of the Company or any of its Subsidiaries, determined as of the Effective Time (the “Indemnified Parties”), against any and all costs (including settlement costs) or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or based on, in whole or in part, the fact that such Indemnified Party is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another Person prior to the Effective Time, in each case, whether threatened, pending or completed and whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the Laws of the State of Delaware, any applicable indemnification agreement to which such Person is a party, the Company Certificate of Incorporation or Company Bylaws in effect on the date of this Agreement to indemnify such Person (and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Person to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification). Parent shall, and shall cause the Surviving Corporation to, ensure that the organizational documents of the Surviving Corporation and its Subsidiaries, shall, for a period of six (6) years from and after the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Indemnified Parties than are presently set forth in the Company Certificate of Incorporation and Company Bylaws (or equivalent organizational and governing documents of any Subsidiary). Any right of indemnification of an Indemnified Party pursuant to this Section 6.11 shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Party as provided herein.

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation at the Effective Time to, obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby) (the “D&O Tail Policy”); provided, however that in no event shall the cost of the D&O Tail Policy exceed three-hundred percent (300%) of the annual premiums paid by the Company prior to the date hereof in respect of the D&O Insurance. If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however that in no event shall the Company expend, or Parent or the Surviving Corporation be required to expend for such policies, an annual premium amount in excess of three-hundred percent (300%) of the annual premiums paid by the Company prior to the date hereof in respect of the D&O Insurance; and, provided, further that if the premium for such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent, the Surviving Corporation or any of their successors (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then and in each such case proper provisions shall be made so that the successors of Parent and the Surviving Corporation shall assume all of the obligations of Parent or the Surviving Corporation, as the case may be, set forth in this Section 6.11.

(d) The provisions of this Section 6.11 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The rights of each Indemnified Party under this Section 6.11 shall be in addition to any rights such individual may have under the Laws of the State of Delaware, any applicable indemnification agreement to which such Person is a party, the Company Certificate of Incorporation or the Company Bylaws, and Parent acknowledges and agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities now existing in favor of any Indemnified Party pursuant to agreements made available to Parent in accordance with Section 9.11(b) for actions or omissions occurring at or prior to the Effective Time shall continue in full force and effect in accordance with their terms.

(e) Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Proceeding for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed) to such settlement, compromise or consent.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to any directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.11 is not prior to or in substitution for any such claims under such policies.

6.12 Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use commercially reasonable efforts to act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.13 Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

6.14 Section 16(b). Prior to the Effective Time, the Company shall (and shall be permitted to) take all actions as may be reasonably requested by any party hereto to cause any dispositions (or deemed dispositions) of equity securities of the Company (including any derivative securities with respect to any equity securities of the Company) by each individual who is a director or officer of the Company, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Exchange Act Rule 16b-3.

6.15 Approval by Sole Stockholder of Merger Sub. Promptly following the execution and delivery of this Agreement by the parties hereto, Parent shall cause the Merger Sub Parent, as sole stockholder of Merger Sub, to adopt this Agreement, in accordance with the DCGL, by written consent. Parent shall, as promptly as practicable, deliver a copy of such executed written consent of Merger Sub Parent to the Company.

6.16 Stockholder Litigation. Prior to the earlier of the Effective Time or the valid termination of this Agreement, the Company shall control the defense of any litigation brought by stockholders of the Company against the Company and/or its directors relating to this Agreement, the Merger or the other transactions contemplated hereby (whether directly or on behalf of the Company and its Subsidiaries or otherwise); provided, however, that the Company shall promptly notify Parent of any such stockholder litigation, keep Parent reasonably informed with respect to the status thereof and give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such litigation, and the right to consult on the settlement, release, waiver or compromise of any such litigation, and the Company shall in good faith take such comments into account, and no such settlement, release, waiver or compromise of such litigation shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). This Section 6.16 is without prejudice to the provisions in Section 3.3 relating to Dissenting Shares.

6.17 Convertible Securities; Capped Call Transactions.

(a) On the Closing Date, Parent and the Company shall, as and to the extent required by the Convertible Notes Indenture in connection with the transactions contemplated by this Agreement, execute any supplemental indenture(s) required by the Convertible Notes Indenture and deliver any certificates and other documents required by the Convertible Notes Indenture to be delivered by such persons in connection with such supplemental indenture(s). Prior to the Effective Time, the Company shall deliver all notices and take all other actions required and, at the reasonable request of Parent, take all such other actions permitted, under the terms of the Convertible Notes, the Convertible Notes Indenture or under applicable Law, including, without limitation, the giving of any notices that may be required in connection with the transactions contemplated by this Agreement, including with respect to any repurchases or conversions of the Convertible Notes occurring as a result of or in connection with the transactions contemplated by this Agreement to the extent constituting a “Fundamental Change” or “Make-Whole Fundamental Change,” as such terms are defined in the Convertible Notes Indenture; provided, that the Company shall provide Parent and its counsel reasonable opportunity to review and comment on any notices, certificates, press releases, supplemental indenture(s), amendments, legal opinions, officers’ certificates or other documents or instruments deliverable pursuant to or in connection with any Convertible Notes or the Convertible Notes Indenture or any such supplement indenture(s) prior to the dispatch or making thereof, each of which shall be subject to the prior approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed).

(b) In connection with the Merger and the other transactions contemplated by this Agreement, in the event that Parent desires to purchase, effective immediately prior to, on or after the Effective Time, some or all of the Convertible Notes, whether through open market purchases, privately negotiated transactions or one or more offers to purchase the Convertible Notes or other similar transactions (including any tender offer) (any such transaction, a “Repurchase Transaction”), each of the Company, Parent and Merger Sub shall use its respective commercially reasonable efforts to, and will use its respective commercially reasonable efforts to cause its respective Affiliates and Representatives (and, in the case of the Company, the Trustee) to, reasonably cooperate with one another in good faith to permit such Repurchase Transaction to be effected on such terms, conditions and timing as reasonably requested by Parent, including, if so requested by Parent, causing such Repurchase Transaction to be consummated substantially concurrently with, but not prior to, the Closing, and Parent shall, and the Company shall reasonably assist and cooperate with Parent to, prepare any documentation related thereto, in form and substance reasonably satisfactory to the Company, and shall provide the Company reasonable time to review such documentation; it being understood that in no event shall the Company or any of its Subsidiaries be required (i) to enter into or approve any documentation referred to in this Section 6.17(b) that takes effect or is effective prior to the Effective Time, or commence or effect any Repurchase Transaction that will result in such Repurchase Transaction being effective prior to the Effective Time, or (ii) to bear any out-of-pocket third party cost or expense or pay any fee (other than those costs and fees that Parent commits to reimburse) or provide any indemnity (other than any indemnity that Parent commits to reimburse or indemnify the Company for); it being further understood that (x) no such Repurchase Transaction shall delay the Closing beyond the date that it is required to occur under Section 1.2, and (y) nothing herein shall require such cooperation to the extent it would, or would be likely to (A) interfere unreasonably with the business or operations of the Company or any of its Subsidiaries, or (B) require the Company or any of its Subsidiaries to take any action that will conflict with or violate the Company’s or any such Subsidiary’s constitutional documents or any applicable Law.

(c) Notwithstanding anything to the contrary in this Agreement, but subject to clause (d) below, prior to the Effective Time, the Company may take any actions in connection with making elections under, amending, obtaining waivers, and/or terminating or otherwise settling the Capped Call Transactions, and the Company shall take all such actions as may be required, and may take any actions permitted or contemplated, by the terms of the applicable Capped Call Transactions, including the giving of any written notices or communication under or in connection with the Capped Call Transactions, provided that the Company will provide copies of any such notice or other communication to Parent at least three (3) Business Days prior to delivering any such notice or other communication, and shall incorporate all reasonable comments provided by Parent with respect thereto, and all such notices and actions (including the specific substance and/or content thereof) that are not required by the terms of the Capped Call Documentation shall be subject to the written prior approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed). Without limiting the foregoing and notwithstanding anything to contrary in this Agreement, subject to clause (d) below, prior to the Effective Time, the Company may initiate or continue, discussions or negotiations with any counterparty to any Capped Call Transaction or any of its Affiliates or Representatives, including with respect to any cash amounts or Shares that may be payable or deliverable to or by the Company pursuant to such Capped Call Transaction (including upon termination, cancellation or exercise thereof) and adjustments to the terms of such Capped Call Transaction (including in connection with the announcement of the transactions contemplated by this Agreement), it being understood that any mutual agreement with the counterparty to any such Capped Call Transaction on any such amounts or adjustments shall be subject to written prior approval of Parent and Merger Sub.

(d) The Company agrees to (i) use its commercially reasonable efforts to cooperate with Parent, at Parent’s written request, to enter into arrangements with each counterparty to any Capped Call Transaction to cause such Capped Call Transaction to be exercised, settled, terminated and/or cancelled as of the Effective Time, it being understood that the settlement of any amounts payable thereunder shall be payable only in cash, and such amounts shall be subject to the mutual agreement of Parent, the Company and the terms of the respective Capped Call Documentation, as such terms may be amended or modified from time to time, or pursuant to such other written agreement relating to the termination of such Capped Calls Transactions as agreed between the Company and such counterparty and (ii) not amend, modify, transfer or terminate the Capped Call Documentation or any Capped Call Transaction, in each case without the prior written consent of Parent (it being understood, for the avoidance of doubt, that such limitations shall not apply to any modification, adjustment or termination made unilaterally by any counterparty to a Capped Call Transaction pursuant to the terms of the applicable Capped Call Documentation or conditioned on termination or abandonment of this Agreement). The Company hereby grants permission to Parent and its Representatives to, at any time, initiate and engage in discussions and negotiations with each counterparty to any Capped Call Transaction regarding the settlement of such Capped Call Transaction at or promptly following the Effective Time and the terms of such settlement, provided that the Company and its counsel will, to the extent reasonably practicable, have a reasonable opportunity to participate in such discussions and negotiations.

6.18 Existing Credit Agreement. The Company shall (a) obtain a customary pay-off letter (in form and substance reasonably acceptable to Parent) (the “Debt Payoff Letter”) and lien terminations, if applicable, to the extent necessary for the release of all Liens related to, and the prepayment, payoff, discharge and termination in full of all obligations outstanding under, the Second Amended and Restated Credit Agreement, dated as of July 31, 2018, among the Company, certain affiliates of the Company, the financial institutions listed therein as lenders, JPMorgan Chase Bank, N.A. as administrative agent for the lenders named therein, Citizens Bank, N.A. and Bank of America, N.A. as syndication agents and Suntrust Bank, Silicon Valley Bank, Santander Bank, N.A., MUFG Union Bank, N.A. and Fifth Third Bank, as documentation agents, as amended prior to the date hereof (the “Existing Credit Agreement”), (b) provide Parent with a copy of such Debt Payoff Letter at least five (5) Business Days prior to the Closing Date, and (c) give (by the date required under the Existing Credit Agreement) any necessary notices (including notices of prepayment) and otherwise take any action required under the Existing Credit Agreement or the Debt Payoff Letter to ensure (x) the prepayment, payoff, discharge and termination in full of the Existing Credit Agreement and (y) the release of all Liens related thereto, in each case, at the Closing.

6.19 Financing Cooperation.

(a) The Company shall, and shall cause its Subsidiaries to and shall use its commercially reasonable efforts to cause its and their respective Representatives to, on a timely basis, upon the reasonable request of Parent or any of its Affiliates, provide cooperation in connection with any debt, equity, equity-linked or other financing of Parent or any of its Affiliates in connection with the Merger (the “Financing”) and the other transactions contemplated hereby, including the following:

(i) furnishing, or causing to be furnished, to Parent, any Affiliates of Parent and the Financing Parties and their respective agents financial information with respect to the Company and its Subsidiaries as may be reasonably requested by Parent, any of Parent’s Affiliates or the Financing Parties in connection with such Financing (other than any pro forma financial statements, which shall be the responsibility of Parent);

(ii) using commercially reasonable efforts to cause the Company’s and its Subsidiaries’ independent accountants to participate in a manner consistent with their customary practice in drafting sessions and accounting due diligence sessions in connection with such Financing;

(iii) using commercially reasonable efforts to assist Parent or any of its Affiliates in (including by providing information relating to the Company and its Subsidiaries required in connection with) its preparation of rating agency presentations, road show materials, bank information memoranda, projections, prospectuses, bank syndication materials, credit agreements, offering memoranda, private placement memoranda, definitive financing documents (as well as customary certificates) and similar or related documents to be prepared by Parent or any of its Affiliates in connection with such Financing;

(iv) using commercially reasonable efforts to cooperate with customary marketing efforts of Parent or any of its Affiliates for any Financing, including using commercially reasonable efforts to cause its management team, with appropriate seniority and expertise, to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions, and sessions with rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times and using reasonable efforts to ensure that any syndication effort benefits from any existing lending and investment banking relationships;

(v) delivering to Parent any materials and documentation about the Company and the Company Subsidiaries required under applicable “know your customer” and anti-money laundering Laws (including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, the UK Money Laundering Regulations 2019) and any European Union legislation on the prevention of the use of the financial system for the purposes of money laundering or terrorist financing (including Directive (EU) 2015/849 of the European Parliament and of the Council of 20 May 2015), as adopted and implemented from time to time at a national level by the country of incorporation or organization of the Company or any of its Subsidiaries, to the extent reasonably requested by any Financing Party or Parent or any of Parent’s Affiliates not less than five (5) Business Days prior to Closing;

(vi) cooperating with respect to the provision of guarantees, including by providing for the executing and delivering of definitive documents related thereto at the Closing in connection with such Financing;

(vii) providing customary authorization letters to the Financing Parties, authorizing the distribution of information to prospective lenders or investors and containing a customary representation that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries (only to the extent such authorization letters contain customary disclaimers for the Company, its Subsidiaries and their respective Representatives with respect to responsibility for the use or misuse of the contents thereof); and

(viii) providing reasonable assistance in the preparation of pro forma information, risk factor disclosure and other disclosures required to consummate such Financing;

provided, that nothing herein shall require such cooperation to the extent it would, or would be likely to, (A) interfere unreasonably with the business or operations of the Company or any of its Subsidiaries, (B) require the Company or any of its Subsidiaries to take any action that will conflict with or violate the Company’s or any such Subsidiary’s constitutional documents or any applicable Law, (C) require the Company or any of its Subsidiaries to enter into or approve any documentation referred to in paragraph (iii) above that takes effect or is effective prior to the Closing or (D) require the Company or any of its Subsidiaries to bear any out-of-pocket cost or expense or pay any fee (other than those costs and fees that Parent commits to reimburse) or provide any indemnity, in each case effective prior to the Closing.

(b) Parent and its Affiliates shall be entitled to use the Company’s or its Subsidiary’s logos in connection with the Financing; provided, that such logos are used solely in a manner that is not intended to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. The Company hereby expressly authorizes the use of any financial statements and any other financial information provided by the Company or any of its Subsidiaries under this Agreement, including this Section 6.19, for purposes of any Financing.

6.20 Director and Officer Resignations. If requested in writing by Parent, the Company shall use commercially reasonable efforts to obtain and deliver to Parent at the Closing, in form reasonably satisfactory to Parent, resignations effective as of the Effective Time executed by each director and officer of Company and its Subsidiaries in office immediately prior to the Effective Time.

6.21 Preservation Plan. The Company and the Company’s board of directors shall (a) take all actions necessary to ensure that the Preservation Plan does not become applicable to the Merger and (b) if the Preservation Plan becomes applicable to the Merger, take all actions necessary to eliminate the effect of the Preservation Plan on the Merger. In connection with the execution and delivery of this Agreement, the Company shall enter into the Preservation Plan Amendment (a copy of which will be provided to Parent by the Company promptly following the date of this Agreement), which provides that the Rights shall expire and shall cease to be exercisable effective as of immediately prior to the Effective Time and effects the provisions of the first sentence of Section 4.13(b).

6.22 Open Source Scan. As soon as reasonably practicable after execution of this Agreement, at Parent’s sole cost and option, either: (a) the Company shall engage WhiteSource, or a similar service provider approved by Parent, to conduct a scan of all of the Company’s and its Subsidiaries’ material source code (including the source code to any product or service that has been distributed or made available to third parties) (the “Material Source Code”), to identify and report on the use of Open Source Software therein (an “Open Source Scan”), and the Company shall provide Parent, at Parent’s cost, with a copy of any report detailing the third party’s findings of the Open Source Scan as soon as possible following receipt of such report and, in any event, as far in advance of the Closing as practicable; or (b) Parent shall retain Synopsys to conduct an Open Source Scan of the Material Source Code under industry standard with respect to code of similar value and sensitivity terms and procedures to protect the confidentiality of such Material Source Code, following which (in accordance with such terms and procedures and as far in advance of the Closing as practicable) the Company shall provide to Synopsys the Material Source Code for such Open Source Scan and facilitate the delivery of the results thereof to Parent. Following (a) or (b), the Company shall cooperate with Parent, at Parent’s cost, to remediate any material issues identified following such Open Source Scan as soon as reasonably practicable and, without prejudice to the generality of the foregoing, the Company shall use commercially reasonable efforts, at Parent’s cost, to remediate, before Closing, any use by the Company or any of its Subsidiaries of Open Source Software that could obligate Parent or any of its Affiliates (excluding the Company and its Subsidiaries) to grant any Patent licenses to any third party. The foregoing activities will not delay the Closing beyond the date that it is required to occur under Section 1.2.

6.23 Reorganization Transactions. The Company shall, and shall cause its Subsidiaries to and shall use its commercially reasonable efforts to cause its and their respective Representatives to, on a timely basis, upon the reasonable request of Parent or any of its Affiliates, provide cooperation in connection with any (i) reorganization of the Company’s or any of its Subsidiaries’ corporate structure, capital structure, business or operations, or (ii) sale, transfer, assignment, abandonment or other disposition of securities, assets, rights or businesses of the Company or any of its Subsidiaries, in each case, to be completed or effective at or immediately prior to (but subject to the occurrence of) the Effective Time (a “Reorganization Transaction”); provided, that the Company shall, and shall cause its Subsidiaries to, provide Parent and its counsel reasonable opportunity to review and comment on any documentation related to a Reorganization Transaction prior to the execution and delivery thereof, which documentation shall be subject to the prior approval of Parent; provided, further, however, that nothing in this Section 6.23 shall require such cooperation to the extent it would, or would be likely to, (A) interfere unreasonably with the business or operations of the Company or any of its Subsidiaries, (B) require the Company or any of its Subsidiaries to take any action that will conflict with or violate the Company’s or any such Subsidiary’s constitutional documents or any applicable Law, (C) require the Company or any of its Subsidiaries to enter into or approve any documentation that does not take effect subject to the occurrence of the Closing, or (D) require the Company or any of its Subsidiaries to bear any out-of-pocket third party cost or expense or pay any fee (other than those costs and fees that Parent commits to reimburse) or provide any indemnity (other than any indemnity that Parent commits to reimburse or indemnify the Company for). The foregoing activities will not delay the Closing beyond the date that it is required to occur under Section 1.2.

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party hereto to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Closing of each of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Company Requisite Vote in accordance with applicable Law and the Company Certificate of Incorporation and the Company Bylaws.

(b) Governmental Consents. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated, (ii) the consents, approvals, clearances and other authorizations to be obtained from any Governmental Entity set forth on Schedule 7.1(b)(ii) shall have been obtained and any applicable waiting periods with respect thereto shall have expired or been terminated, and (iii) CFIUS Clearance shall have been obtained.

(c) Law; Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, adopted or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and prevents, makes illegal, restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) Sections 4.2(a), (b), (c) and (d) (Capital Structure) (other than clause (E) of Section 4.2(b) and the last sentence of Section 4.2(d)) shall be true and correct in all respects, subject only to de minimis inaccuracies, as of the Closing Date (in each case except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), (ii) clause (E) of Section 4.2(b) (Capital Structure), the last sentence of Section 4.2(d) (Capital Structure), Section

4.3 (Corporate Authority and Approval), Section 4.6 (Absence of Certain Changes), Section 4.13 (Takeover Statutes; Preservation Plan) and Section 4.21 (Brokers and Finders) that (A) are not qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all material respects, in each case, as of the Closing Date (except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct in all material respects as of such particular date) and (B) that are qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all respects as of the Closing Date (except to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), and (iii) the other representations and warranties of the Company set forth in Article IV shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), except where the failure of such representations and warranties of the Company to be so true and correct (read for purposes of this clause (iii) without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualification therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed and complied with in all material respects all obligations required to be performed and complied with by it under this Agreement at or prior to the Closing.

(c) Parent Certificate. Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied.

(d) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(e) No Substantial Detriment. None of the consents, approvals, clearances, and other authorizations or expirations referenced in Schedule 7.1(b)(ii) or the CFIUS Clearance shall have resulted in the imposition of a Substantial Detriment, and no Order arising under any of the Antitrust Laws and no Antitrust Laws shall have been issued, enacted, rendered, promulgated, enforced or deemed applicable by any Governmental Entity that will expressly impose a Substantial Detriment if the Effective Time were to occur.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 5.2 (Ownership of Merger Sub) and Section 5.3 (Corporate Authority; Approval) of this Agreement shall be true and correct in all material respects as of the Closing Date (except for any representations and warranties that expressly relate to a particular date, which representation and warranty shall have been true and correct in all material respects as of such particular date), and (ii) all other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the Closing

Date (except for any representations and warranties that expressly relate to a particular date, which representation and warranty shall have been true and correct in all material respects as of such particular date), except where the failures of such representations and warranties to be so true and correct (read for purposes of this clause (b) without giving effect to any “materiality,” “Parent Material Adverse Effect” or similar qualification therein), individually or in the aggregate, has not, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in and complied with in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Parent Certificate. The Company shall have received at the Closing a certificate signed on behalf of Parent by an officer of Parent to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

7.4 Frustration of Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other transactions contemplated by this Agreement or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either Parent or the Company if:

(a) the Closing shall not have occurred by May 22, 2022 (the “Termination Date”), whether such date is before or after the date of adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a); provided, that if as of the Termination Date all of the conditions set forth in Article VII, other than any of the conditions set forth in Sections 7.1(b) or 7.1(c) (to the extent the failure of such conditions arises from or relates to Antitrust Laws), shall have been satisfied or waived (to the extent permitted), or shall be capable of being satisfied at such time, then either the Company or Parent may, in its respective sole discretion, elect to extend the Termination Date for a period of three (3) months (the “Extended Termination Date” and, if so extended, the Extended Termination Date then shall be the “Termination Date”) by delivering written notice to the other party no later than such then-scheduled Termination Date, it being agreed that there shall be no more than two (2) such extensions of the Termination Date (not to exceed twelve (12) months after the date of this Agreement) pursuant to this Section 8.2(a); provided, further, however, that a party shall not be entitled to extend the Termination Date pursuant to this Section 8.2(a) if such party’s breach of or failure to perform its obligations under this Agreement materially contributed to, or resulted in, the failure to consummate the transactions contemplated hereby by the Termination Date;

(b) the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a) shall not have occurred at the Company Stockholders Meeting, or at any adjournment or postponement thereof, at which a vote upon the adoption of this Agreement was taken; or

(c) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement shall have become final and non-appealable, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a);

provided that, in each case, the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused or resulted in the failure of the Merger and the other transactions contemplated hereby to be consummated.

8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the Company if:

(a) at any time prior to the Effective Time, whether or not the Company Requisite Vote has been obtained, if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Sections 7.3(a) or 7.3(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days following notice to Parent from the Company of such breach or failure and (ii) the Termination Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if the Company is then in breach of any of its representations, warranties, covenants or agreements under this Agreement such that the conditions set forth in Sections 7.2(a) and (b) shall not be satisfied; or

(b) at any time prior to the Company Requisite Vote being obtained, in order to concurrently enter into a definitive written Alternative Acquisition Agreement for a transaction that constitutes a Superior Proposal if (i) the Company has complied in all material respects with Section 6.2 with respect to such Superior Proposal, (ii) prior to or concurrently with such termination, the Company pays to Parent (or its designee) the Company Termination Fee required to be paid pursuant to Section 8.5(b) and (iii) substantially concurrently with such termination, the Company enters into such definitive written Alternative Acquisition Agreement for such transaction that constitutes a Superior Proposal.

8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Sections 7.2(a) or 7.2(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days following written notice to the Company from Parent of such breach or failure and (ii) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(a) if Parent is then in breach of any of its representations, warranties, covenants or agreements under this Agreement such that the conditions set forth in Sections 7.3(a) or (b) shall not be satisfied; or

(b) (i) there shall have been a Change in Recommendation; or (ii) the Company shall have committed a Willful Breach under Section 6.2.

8.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this ARTICLE VIII, this Agreement (other than as set forth in this Section 8.5 and in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its respective Related Parties); provided that no such termination shall relieve any party hereto from any liability (i) for damages resulting from the Willful Breach prior to such termination by any party hereto or (ii) as provided in this Section 8.5 (including any obligation to pay, if applicable, (A) the Company Termination Fee pursuant to Section 8.5(b) or Section 8.5(c), (B) the No Vote Fee pursuant to Section 8.5(d) or (C) the CFIUS Termination Fee pursuant to Section 8.5(e)).

(b) If this Agreement is terminated (i) by Parent pursuant to Section 8.4(b) (Change in Recommendation; Termination for Willful Breach of Deal Protections) or (ii) by the Company pursuant to Section 8.3(b) (Termination for Superior Proposal), then the Company shall, within two (2) Business Days after such termination in the case of clause (i) or concurrently with such termination in the case of clause (ii), pay to Parent (or its designee), by wire transfer of immediately available funds, a fee equal to $200,000,000 (the “Company Termination Fee”).

(c) If (i) this Agreement is terminated (A) by Parent or the Company pursuant to Section 8.2(a) (Termination Date) or Section 8.2(b) (Shareholder Vote) or (B) by Parent pursuant to Section 8.4(a) (Company Breach), (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a bona fide Acquisition Proposal shall have been publicly disclosed by the Company or publicly made to the Company or shall have been made directly to the Company’s stockholders generally and (iii) within twelve (12) months after the date of a termination in either of the cases referred to in clauses (i)(A) and (i)(B) of this Section 8.5(c), the Company enters into a definitive agreement with respect to any Acquisition Transaction or consummates any Acquisition Transaction, then the Company shall pay the Company Termination Fee to Parent (or its designee) upon the date of consummation of such Acquisition Transaction (or, if such Acquisition Transaction is terminated before consummation, the consummation of any subsequent Acquisition Transaction that was entered into in connection with the termination of such Acquisition Transaction); provided that solely for purposes of this Section 8.5(c), all references in the definition of “Acquisition Transaction” to “twenty percent (20%) or more” shall be deemed to be references to “fifty percent (50%) or more”.

(d) If this Agreement is terminated by Parent or the Company pursuant to Section 8.2(b) (Shareholder Vote), then the Company shall pay Parent (or its designee) $61,000,000 (the “No Vote Fee”), by wire transfer of immediately available funds within two (2) Business Days following such termination by Parent or concurrent with such termination by the Company; provided, that if the No Vote Fee is paid to Parent (or its designee), it shall be credited toward, and shall reduce on a dollar for dollar basis the amount of, the Company Termination Fee payable under Section 8.5(c); provided, further, that Parent shall not have the right to the No Vote Fee pursuant to this Section 8.5(d) if (i) Parent at the time of such termination is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement and such material breach was the primary cause of the failure to obtain the Company Requisite Vote. The existence of circumstances under Section 8.5(c) that could require the Company Termination Fee (less the No Vote Fee previously paid to Parent (or its designee) by the Company) to become subsequently payable by the Company shall not relieve the Company of its obligations to pay the No Vote Fee when payable under this Section 8.5(d) and the payment by the Company of the No Vote Fee shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee (less the No Vote Fee previously paid to Parent by the Company). Notwithstanding anything in this Agreement to the contrary, the Company Termination Fee shall be payable by the Company in lieu of a No Vote Fee if this Agreement is terminated by the Company pursuant to Section 8.2(b) and as of prior to such termination by the Company, Parent would have been entitled to terminate this Agreement pursuant to Section 8.4(b).

(e) If this Agreement is terminated

(i) by Parent or the Company pursuant to Section 8.2(a) (Termination Date) and, as of the time of such termination, (A) the conditions set forth in at least one of Section 7.1(b)(iii), Section 7.1(c) (as a result of a Law or Order relating to CFIUS) or Section 7.2(e) (as a result of the imposition of a Substantial Detriment relating to CFIUS) shall have not have been satisfied or waived, (B) a material breach by the Company of this Agreement is not the primary cause of one or more of the conditions in Section 7.1(b)(iii), Section 7.1(c) (as a result of a Law or Order relating to CFIUS) or Section 7.2(e) (as a result of the imposition of a Substantial Detriment relating to CFIUS) to not be satisfied and (C) all other conditions to the obligations of Parent and Merger Sub to effect the Merger set forth in Section 7.1 and Section 7.2 have been satisfied or waived (and, in the case of those conditions that by their terms are to be satisfied at the Closing, such conditions would be satisfied if the Closing were to occur),

(ii) by Parent or the Company pursuant to Section 8.2(c) (Injunctions) (as a result of a Law or Order relating to CFIUS) and, as of the time of such termination, (A) a material breach by the Company of this Agreement is not the primary cause of such Law or Order and (B) all conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 7.1 and Section 7.2 (other than the conditions set forth in Section 7.1(b)(iii), Section 7.1(c) (as a result of a Law or Order relating to CFIUS), Section 7.2(e) (as a result of the imposition of a Substantial Detriment relating to CFIUS) and, if the Agreement is not yet eligible to be terminated under Section 8.2(b), Section 7.1(a)) have been satisfied or (to the extent permitted by applicable Law) waived (and, in the case of those conditions that by their terms are to be satisfied at the Closing, such conditions would be satisfied if the Closing were to occur), or

(iii) the Company shall have terminated this Agreement pursuant to Section 8.3(a) due to a breach or failure to perform by Parent of its covenants under Section 6.5 being the primary cause of one or more of the conditions in Section 7.1(b)(iii), Section 7.1(c) (as a result of a Law or Order relating to CFIUS), or Section 7.2(e) (as a result of the imposition of a Substantial Detriment relating to CFIUS) not being satisfied, and as of the time of such termination, (A) the conditions in Section 7.1(b)(iii), Section 7.1(c) (as a result of a Law or Order relating to CFIUS), or Section 7.2(e) (as a result of the imposition of a Substantial Detriment relating to CFIUS) have not all been satisfied or (to the extent permitted by Law) waived and (B) all conditions to the obligations of Parent and Merger Sub to consummate the Merger set forth in Section 7.1 and Section 7.2 (other than the conditions set forth in Section 7.1(b)(iii), Section 7.1(c) (as a result of a Law or Order relating to CFIUS), Section 7.2(e) (as a result of the imposition of a Substantial Detriment relating to CFIUS) and, if the Agreement is not yet eligible to be terminated under Section 8.2(b), Section 7.1(a)) have been satisfied or (to the extent permitted by applicable Law) waived (and, in the case of those conditions that by their terms are to be satisfied at the Closing, such conditions would be satisfied if the Closing were to occur), then Parent shall pay to the Company (or its designee), by wire transfer of immediately available funds within two (2) Business Days following such termination by the Company or concurrent with such termination by Parent, a fee equal to $200,000,000 (the “CFIUS Termination Fee”).

(f) The parties acknowledge and hereby agree that each of the Company Termination Fee, the No Vote Fee and the CFIUS Termination Fee, if, as and when required pursuant to this Section 8.5, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that, together with any amounts payable under Section 8.5(g), will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The parties acknowledge and hereby agree that in no event shall the Company or Parent be required to pay the Company Termination Fee, the No Vote Fee or the CFIUS Termination Fee, as applicable, on more than one occasion.

(g) Each party acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no party would have entered into this Agreement; and accordingly, if the Company or Parent fails to pay promptly any amount that may become due pursuant to Section 8.5(b), Section 8.5(c), Section 8.5(d) or Section 8.5(e) (any such amount due, a “Payment”), and, in order to obtain such Payment, Parent or the Company, as applicable, commences a suit which results in a judgment against the Company or Parent, as applicable, for the applicable Payment, or any portion thereof, the Company or Parent, as applicable, shall pay to the other party (or its designee) its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the Payment at the prime rate, as published in the Wall Street Journal, Eastern Edition, in effect on the date such Payment was required to be paid from such date, plus two percent (2%) through the date of full payment thereof.

(h) Notwithstanding anything to the contrary in this Agreement, but subject to the proviso in Section 8.5(a) and to Section 9.1, (i) in any circumstance in which this Agreement is terminated and Parent (or its designee) receives payment of the Company Termination Fee or the No Vote Fee in accordance herewith, the payment of the Company Termination Fee or the No Vote Fee and, if applicable, the costs and expenses of Parent pursuant to Section 8.5(g) shall be the sole and exclusive remedy of Parent and its stockholders, directors, officers and Affiliates against the Company, its Subsidiaries and Affiliates and any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, Representatives or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, Representative, assignee or successor of any of the foregoing (collectively, “Related Parties”, and with respect to the Company, “Company Related Parties”) for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (except that the Company shall remain obligated to pay to Parent (or its designee) any amount due and payable pursuant to Section 8.5(g)), whether in equity or at law, in contract, in tort or otherwise); and (ii) in any circumstance in which this Agreement is terminated and the Company (or its designee) receives payment of the CFIUS Termination Fee in accordance herewith, the payment of the CFIUS Termination Fee and, if applicable, the costs and expenses of the Company pursuant to Section 8.5(g) shall be the sole and exclusive remedy of the Company and its stockholders, directors, officers and Affiliates against Parent and its Related Parties (with respect to Parent, “Parent Related Parties”) for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (except that Parent shall remain obligated to pay to the Company (or its designee) any amount due and payable pursuant to Section 8.5(g)), whether in equity or at law, in contract, in tort or otherwise).

(i) Notwithstanding anything to the contrary in this Agreement, but subject to the proviso in Section 8.5(a), Section 8.5(h)(ii) and Section 9.1, in any circumstance in which this Agreement is terminated, the Parent Related Parties shall not have any liability for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Survival. This ARTICLE IX and the agreements of the Company, Parent and Merger Sub contained in ARTICLE III and Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This ARTICLE IX (other than Section 9.2 (Modification or Amendment), Section 9.3 (Waiver; Remedies) and Section 9.12 (Assignment)) and the agreements of the Company, Parent and Merger Sub contained in Section 6.6(c) (Access, Consultation), Section 6.10 (Expenses), clause (D) of the proviso to Section 6.19 (Financing Cooperation), Section 8.5 (Effect of Termination and Abandonment) and the

Confidentiality Agreement (as defined in Section 9.7) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the consummation of the Merger or the termination of this Agreement. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

9.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement (including any Schedule hereto) may be amended, modified or supplemented in writing by the parties hereto, by action of the boards of directors of the respective parties.

9.3 Waiver; Remedies.

(a) Any provision of this Agreement may be waived prior to the Effective Time if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c) Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law. The exercise by a party hereto of any one remedy will not preclude the exercise by it of any other remedy; provided however that under no circumstances will a party be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and monetary damages.

9.4 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts, taken together, shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

9.5 Governing Law and Venue; Waiver of Jury Trial. (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OR CHOICE OF LAW PRINCIPLES THEREOF.

(b) Subject to Section 9.5(c), each of the parties (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom, in the event any dispute arises out of or related to this Agreement or any of the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action, suit, arbitration or proceeding by or before any Governmental Entity

(each, an “Action”) relating to this Agreement or any of the transactions contemplated hereby in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom, (iv) waives any objection that it may now or hereafter have to the venue of any such Action in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom or that such Action was brought in an inconvenient court and agrees not to plead or claim the same and (v) consents to service being made through the notice procedures set forth in Section 9.6. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.6 shall be effective service of process for any Action in connection with this Agreement or the transactions contemplated hereby. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

(c) Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself and each of the Company Related Parties hereby:

(i) agrees that any Proceeding, including all issues and questions, involving the Financing Parties, arising out of or relating to, this Agreement, the Financing or any of the agreements entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof) and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the jurisdiction of such courts;

(ii) agrees that any such Proceeding shall be governed by the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York, except as otherwise provided in any applicable definitive document relating to the Financing;

(iii) agrees not to bring or support or permit any of the Company Related Parties to bring or support any Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof);

(iv) agrees that service of process upon the Company or any of its Subsidiaries in any such Proceeding shall be effective if notice is given in accordance with Section 9.6;

(v) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court;

(vi) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any Proceeding brought against the Financing Parties in any way arising out of or relating to this Agreement, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder;

(vii) agrees that that: (i) none of the Financing Parties will have any liability to the Company Related Parties (in each case, other than Parent and its Affiliates) and (ii) that none of the Company Related Parties (in each case, other than Parent and Parent’s Affiliates) will have any rights as against the Financing Parties, in each case, relating to or arising out of this Agreement, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise; and

(viii) agrees that the Financing Parties are express third party beneficiaries of, and may enforce this Section 9.5(c) and that such provisions, as well as the definition of “Financing Parties” shall not be amended in any way adverse to the Financing Parties without the prior written consent of the Financing Parties.

(d) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THE COMPANY (ON BEHALF ITSELF AND ITS SUBSIDIARIES) AND EACH OF THE OTHER PARTIES HERETO WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO ANY OF ITS SUBSIDIARIES IN CONNECTION WITH THE MERGER OR THE PERFORMANCE THEREOF OR THE TRANSACTIONS CONTEMPLATED THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

9.6 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) when delivered, if delivered personally to the intended recipient, (b) when sent by email (with confirmation of transmission), on the date sent if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient and (c) one (1) Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

if to Parent or Merger Sub:

Telefonaktiebolaget LM Ericsson (publ)

Torshamnsgatan 21

SE-164 83 Stockholm, Sweden

Attention: Helena Svancar, Head of Mergers & Acquisitions

Anders Lindström, Head of M&A and Finance Legal Affairs

Email:      helena.svancar@ericsson.com

anders.m.lindstrom@ericsson.com

with copies to (which shall not constitute notice):

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue, 31st Floor

New York, New York 10022

Attention: Ethan A. Klingsberg; Joseph K. Halloum

Email:      ethan.klingsberg@freshfields.com;

joseph.halloum@freshfields.com

if to the Company:

Vonage Holdings Corp.

23 Main Street, Holmdel

New Jersey 07733

Attention: Randy K. Rutherford, Chief Legal Officer

Email:       legaldept@vonage.com

with copies to (which shall not constitute notice):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Michael J. Aiello; Matthew Gilroy

Email:       michael.aiello@weil.com; matthew.gilroy@weil.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

9.7 Entire Agreement. This Agreement (including any exhibits hereto and the Company Disclosure Letter) and the Confidentiality Agreement, dated September 21, 2021, between the Company and an Affiliate of Parent (the “Confidentiality Agreement”) and the Certificate of Merger and any other certificate or instrument to be delivered hereunder, collectively constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

9.8 No Third Party Beneficiaries. This Agreement is not intended to, and does not and shall not be deemed to, confer upon any Person other than the parties hereto any rights or remedies hereunder, other than (a) as provided in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance), (b) only after the Effective Time, the right of the Company’s stockholders to receive the Merger Consideration after the Closing, (c) only after the Effective Time, the right of the holders of awards under the Company Stock Plans to receive such consideration as provided for in Section 3.5 after the Closing, and (d) Section 8.5(h) (Liability of Related Parties), Section 8.5(i) (Liability of Parent Related Parties), Section 9.5 (Governing Law and Venue; Waiver of Jury Trial) and this Section 9.8, which, to the extent applicable to the Company Related Parties, Parent’s Related Parties and/or the Financing Parties, are intended to benefit and be enforceable by the Company Related Parties, Parent’s Related Parties and/or the Financing Parties.

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of Parent and the Surviving Corporation to cause such Subsidiary to take such action.

9.10 Severability. The provisions of this Agreement shall be deemed severable and in the event any court of competent jurisdiction or arbitral panel finds any provision hereof to be invalid or unenforceable, such invalidity or enforceability shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.11 Interpretation.

(a) The table of contents and the Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Schedule or Exhibit, such reference shall be to a Section of or Schedule or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The terms “ordinary course” or “ordinary course of business” or words of similar import when used in this Agreement mean “ordinary course of business consistent with past practice”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein; provided, that with respect to any Contract listed in the Company Disclosure Letter, such references shall only include any amendments, restatements, replacements or modifications that are made available to Parent.

(b) Any Contract or information referred to herein shall be deemed to have been “delivered”, “provided”, “furnished” or “made available” (or any phrase of similar import) to Parent by the Company if such Contract or information was (i) posted to the data room maintained by the Company with Datasite Inc. in connection with the Merger at least twenty-four (24) hours prior to the execution of this Agreement or (ii) otherwise provided directly (including through email) in written form to Parent or any of its Representatives prior to the execution and delivery of this Agreement. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.

(c) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.12 Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other parties hereto, and any assignment without such consent shall be null and void; provided, that upon and following the Effective Time, Parent and Merger Sub may transfer any or all of its rights or obligations hereunder to any Affiliate; provided, further, that, in each case, no transfer shall relieve the transferring party of any of its obligations hereunder.

9.13 Specific Performance. The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law in the event that any of the obligations, undertakings, covenants or agreements of the parties to this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Company, on the one hand, and Parent, on the other hand, shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by the other party, to enforce specifically the terms and provisions of this Agreement

(including Section 6.5, and including to cause the other party to consummate the Merger and the Closing and to make the payments contemplated by this Agreement, including ARTICLE I and ARTICLE III) by a decree of specific performance, in accordance with Section 9.5 of this Agreement, without the necessity of proving actual harm or damages or posting a bond or other security therefor, this being in addition to any other remedy or relief to which such party is entitled at law or in equity, and each party agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance or other equitable remedy is not an appropriate remedy for any reason at law or in equity. Without limitation of the foregoing, the parties hereby further acknowledge and agree that prior to the Closing, each of the Company and Parent shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of the covenants required to be performed by Parent and Merger Sub or the Company, as applicable, under this Agreement (including Section 6.5, and including to cause the other party to consummate the Merger and the Closing and to make the payments contemplated by this Agreement, including ARTICLE I and ARTICLE III) in addition to any other remedy to which the Company or Parent is entitled at law or in equity, including the Company’s or Parent’s right to terminate this Agreement pursuant to ARTICLE VIII and, to the extent permitted by Section 8.5(a), seek money damages. Each party further agrees that it shall not take any position in any legal proceeding concerning this Agreement that is contrary to the terms of this Section 9.13. Parent shall cause Merger Sub and each of their respective Affiliates to perform their respective obligations under this Agreement. Notwithstanding anything in this Agreement to the contrary, under no circumstances shall the Company be entitled to receive both (A) a grant of specific performance of Parent’s obligation to consummate the Closing and (B) the payment of monetary damages.

9.14 Definitions. For purposes of this Agreement, the following terms, when used herein, shall have the respective meanings set forth below:

“Acquisition Proposal” means any proposal, offer, inquiry or indication of interest (other than by Parent or Merger Sub) to engage in an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of transactions involving (i) any merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, joint venture, partnership, dissolution, liquidation, spin-off, extraordinary dividend or similar transaction involving the Company or any of its Subsidiaries which is structured to permit any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) of Persons to, directly or indirectly, hold securities representing twenty percent (20%) or more of the outstanding Shares after giving effect to the consummation of such transaction or series of transactions, (ii) any direct or indirect purchase, license or other acquisition by any Person or group of Persons of assets constituting or accounting for twenty percent (20%) or more of the consolidated net revenues, net income or total assets (measured by the fair market value thereof as of the date of such purchase, license or other acquisition) of the Company and its Subsidiaries, taken as a whole and (iii) any direct or indirect acquisition by any Person or group of Persons, whether from the Company or any other Persons, of securities representing twenty percent (20%) or more of the outstanding Shares after giving effect to the consummation of such acquisition, including pursuant to a tender offer or exchange offer by such Person or group of Persons, in each case, other than the transactions contemplated by this Agreement.

“Affiliate” means, when used with respect to any party, any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

“Anti-Bribery Law” means all and any of the following: the FCPA, the UK Bribery Act 2010, the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, and any other applicable anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws.

“Antitrust Laws” means the Sherman Antitrust Act, the Clayton Antitrust Act of 1914, the HSR Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees and other Laws and Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition, as well as all Laws and Orders relating to foreign investment and national security, including the Laws relating to CFIUS.

“BIS” means the U.S. Commerce Department’s Bureau of Industry and Security.

“Business Day” means any day of the year on which banks are not required or authorized by Law to close in New York City or Stockholm, Sweden.

“Capped Call Documentation” means the agreements entered into by the Company with each of Bank of America, N.A., Morgan Stanley & Co. LLC and Deutsche Bank AG, London Branch on June 11, 2019 and June 14, 2019 in connection with the offering of the Convertible Notes, which solely consist of the following: (i) Base Capped Call Confirmation, dated June 11, 2019, by and between the Company and Bank of America, N.A.; (ii) Base Side Letter, dated June 11, 2019, by and between the Company and Bank of America, N.A.; (iii) Additional Capped Call Confirmation, dated June 14, 2019, by and between the Company and Bank of America, N.A.; (iv) Additional Side Letter, dated June 14, 2019, by and between the Company and Bank of America, N.A.; (v) Base Capped Call Confirmation, dated June 11, 2019, by and between the Company and Morgan Stanley & Co. LLC; (vi) Base Side Letter, dated June 11, 2019, by and between the Company and Morgan Stanley & Co. LLC; (vii) Additional Capped Call Confirmation, dated June 14, 2019, by and between the Company and Morgan Stanley & Co. LLC; (viii) Additional Side Letter, dated June 14, 2019, by and between the Company and Morgan Stanley & Co. LLC; (ix) Base Capped Call Confirmation, dated June 11, 2019, by and between the Company and Deutsche Bank AG, London Branch; (x) Base Side Letter, dated June 11, 2019, by and between the Company and Deutsche Bank AG, London Branch; (xi) Additional Capped Call Confirmation, dated June 14, 2019, by and between the Company and Deutsche Bank AG, London Branch; and (xii) Additional Side Letter, dated June 14, 2019, by and between the Company and Deutsche Bank AG, London Branch, in each case, as amended, restated, supplemented, or otherwise modified on or after the date hereof.

“Capped Call Transactions” means the transactions documented under the Capped Call Documentation.

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act (H.R. 748), Pub. L. 116-136 (March 27, 2020).

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Clearance” means any of the following: (a) if a joint voluntary notification is submitted to CFIUS that (i) the parties hereto shall have received written notice from CFIUS that it has concluded its review, or, if applicable, investigation of the transactions contemplated by this Agreement, and has determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement and that action under the DPA is concluded; or (ii) the parties hereto shall have received written notice from CFIUS that the transactions contemplated by this Agreement do not constitute a Covered Transaction (as such term is defined in 31 C.F.R. §800.213); (b) if CFIUS has sent a report to the President requesting the President’s decision with respect to the transactions contemplated by this Agreement, that either (i) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the transactions contemplated by this Agreement or (ii) the time permitted under the DPA for the President to take action to suspend or prohibit the transactions contemplated by this Agreement shall have lapsed without any such action being threatened, announced or taken; or (c) if a declaration is submitted to CFIUS pursuant to 31 C.F.R. §800.402, that the parties hereto shall have received written notice from CFIUS that (i) CFIUS has concluded its assessment of the transactions contemplated by this Agreement and determined there are no unresolved national security concerns related thereto, or (ii) CFIUS is not able to conclude its assessment of the transactions contemplated by this Agreement but CFIUS has not requested that the parties hereto submit a joint voluntary notice to CFIUS in connection thereto or initiated a unilateral review thereof.

“Communications Laws” means the Communications Act of 1934, as amended, and the rules, regulations and Orders of the FCC or any state public service commission, including any court rulings issued upon review of such rules, regulations and Orders, and any Law of any other Governmental Entity regulating or overseeing communications facilities or communications services, and the administration of any universal service fund programs or mechanisms.

“Company Data” means all material proprietary data contained in the Information Technology Systems and used by the Company or its Subsidiaries, whether or not in electronic form.

“Company Equity Award” means a Company Option, a Company Restricted Stock Unit or Company Performance Restricted Stock Unit granted under one of the Company Stock Plans.

“Company Material Adverse Effect” means any change, event, development, circumstance or effect that individually or taken together with any other change, event, development, circumstance or effect (i) has had or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition, operations or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially delay, materially impair or materially interfere with, or materially adversely affect the ability the Company or its Subsidiaries to consummate the Merger and the other transactions contemplated by this Agreement by the Termination Date; provided, that in the case of clause (i) above, none of the following shall be deemed, either alone or in combination, to constitute, and there shall not be taken into account in determining whether there has been a Company Material Adverse Effect any adverse effect to the extent arising from or attributable or relating to: (i) changes in, or events generally affecting, the U.S. or global financial, securities or capital markets, (ii) general economic or political conditions in the United States or any foreign jurisdiction in which the Company or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, monetary policy or inflation, (iii) changes in, or events generally affecting, the industries in which the Company or any of its Subsidiaries operate, (iv) any natural or man-made disaster or acts of God, including earthquakes, floods, hurricanes, tornados, volcanic eruption, epidemics, pandemics or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in such COVID-19 Measures or official interpretations thereof following the date of this Agreement or any acts of terrorism, sabotage, riots, demonstrations, public disorders, military action or war or any escalation or worsening thereof, (v) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, estimates, forecasts or predictions in respect of financial performance, (vi) a decline in the price of the Shares, or a change in the trading volume of the Shares, on the NASDAQ Global Select Market (“NASDAQ”), provided that the exceptions in clauses (v) and (vi) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Company Material Adverse Effect, (vii) changes in applicable Law, (viii) changes in U.S. generally accepted accounting principles (“GAAP”) (or authoritative interpretation thereof), (ix) the taking of any specific action expressly required by this Agreement or taken with Parent’s written consent, or the announcement or pendency of this Agreement and the Merger, including the impact thereof on the relationships with customers, suppliers, distributors, partners, other third parties with whom the Company has a relationship or employees (including, but not limited to, any cancellation of or delays in customer orders, any reduction in sales, any disruption in or loss of customer, supplier, distributor, partner or similar relationships, or any loss of employees, but, in each case, excluding the Company’s compliance with its obligations pursuant to the first sentence of Section 6.1), provided that this clause (ix) shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, (xi) cybersecurity attacks that are not specific to the Company, (xii) any litigation brought by stockholders of the Company or Parent alleging breach of fiduciary duty or inadequate disclosure in connection with this Agreement or any of the transactions contemplated hereby or (xiii) any matter disclosed in the Company Disclosure Letter that, on and subject to the terms of clause (a) of the opening paragraph of Article IV, qualifies the first sentence of Section 4.6 (Absence of Certain Changes); provided, that the changes, effects, circumstances or developments set forth in the foregoing clauses (i), (ii), (iii), (iv), (vi), (vii), (viii) and (xi) shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred to the extent such changes, effects, circumstances or developments have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, but, in such event, only the incremental disproportionate impact of such changes, effects, circumstances or developments shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred.

“Company Plan” means any benefit or compensation plan, policy, program, agreement or arrangement maintained, sponsored or contributed to or required to be contributed to by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has liability, covering any Participant, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any incentive and bonus, deferred compensation, stock purchase, employment, retirement, severance, retention, termination, change in control restricted stock, stock option, stock appreciation rights, stock based plans, policies, programs, agreements and arrangements, excluding statutory plans.

“Cooperation Agreement” means that certain Cooperation Agreement, dated as of March 15, 2019, between the Company, Legion Partners Asset Management, LLC (“Legion”) and the affiliates of Legion party thereto, as amended or renewed on February 26, 2020 and February 26, 2021.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act and Families First Coronavirus Response Act.

“DPA” means Section 721 of the Defense Production Act of 1950, as amended, and the regulations related thereto.

“Environmental Law” means any Law (i) relating to pollution or the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any Hazardous Substances, (ii) that regulates, imposes liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or establishes standards of care with respect to any of the foregoing or (iii) that establishes standards of conduct for protection of worker health and safety regarding exposure to Hazardous Substances, including, but not limited to the Occupational Safety and Health Act, 29 U.S.C. 651 et seq. as amended.

“FCC” means the Federal Communications Commission of the United States or any Governmental Entity succeeding to the functions of such commission in whole or in part.

“FCC License” means the international section 214 authorization issued in FCC file number ITC-214-20110413-00098 and surrendered by the FCC Licensee on October 28, 2021.

“FCC Licensee” means Vonage America LLC.

“Financing Parties” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing, or to purchase securities from or place securities or arrange or provide loans for Parent or any of its Affiliates in lieu of the Financing, in connection with the Merger and the other transactions contemplated hereby, and their respective Affiliates and their and their respective Affiliates’ Representatives and their respective successors and assigns; provided, that neither Parent nor any Affiliate of Parent shall be a Financing Party.

“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any government-owned entity, and any officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization, or any family member thereof.

“Hazardous Substance” means all substances defined or regulated as hazardous, a pollutant or a contaminant under any Environmental Law, including any petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) pursuant to Indebtedness of others secured by any Lien on owned or acquired property, whether or not the Indebtedness secured thereby has been assumed; (iii) evidenced by bonds, debentures, notes or similar instruments; (iv) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (v) pursuant to securitization or factoring programs or arrangements; (vi) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly owned Subsidiaries or between or among the Company and its wholly owned Subsidiaries); (vii) representing the deferred and unpaid purchase price of property or services (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment); (viii) under swaps, options, derivatives and other hedging agreements, transactions or arrangements (assuming they were terminated on the date of determination); or (xi) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person to the extent they have been drawn upon.

“Information Technology Systems” means information technology and computer systems relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information.

“Intellectual Property” means, collectively, any and all intellectual property, proprietary or similar rights, throughout the world, including rights in and to (i) Patents, (ii) trademarks, service marks, logos and all related goodwill, (iii) domain names, web addresses, social media accounts (iv) works of authorship and copyrights, regardless of the medium of fixation or means of expression, (v) data, databases, software and computer programs, (vi) know-how, trade secrets, and all confidential and proprietary information, and (vii) any registrations or applications for registration for any of the foregoing, and any provisionals, divisionals, continuations, continuations in part, renewals, reissuances, re-examinations and extensions of any of the foregoing (as applicable).

“Intervening Event” means a material effect that (i) was not known to, or reasonably foreseeable by, the board of directors of the Company prior to the execution of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), which effect, or any material consequence thereof, becomes known to, or reasonably foreseeable by, the board of directors of the Company prior to the receipt of the Company Requisite Vote and (ii) does not relate to an Acquisition Proposal (which, for purposes of the Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition of Acquisition Transaction); provided, that “Intervening Event” shall exclude any event, circumstance, change or development related to (A) any Acquisition Proposal or other inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, (B) consisting of or resulting from a breach of this Agreement by the Company or any of its Subsidiaries, (C) changes in the price of the Shares, in and of itself (however, the underlying reasons for such changes may constitute an Intervening Event unless excluded by any other exclusion in this definition), (D) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided, that the underlying reasons for the Company exceeding such projections, estimates or expectations may constitute an Intervening Event unless excluded by any other exclusion in this definition) and (E) any event, fact or circumstance that relates solely to Parent or its Affiliates.

“Knowledge of the Company” means the actual knowledge of the individuals identified on Section 9.14(a) of the Company Disclosure Letter after reasonable inquiry.

“Law” means any federal, state, local, foreign or transnational law, statute or ordinance, common law, rule, regulation, constitution, treaty, convention, code, Order, or other similar requirement enacted, adopted or applied by a Governmental Entity.

“OFAC” means the U.S. Treasury Department’s Office of Foreign Assets Control.

“Open Source Software” means any software, libraries or other code that is: (i) licensed under or otherwise subject to terms in any license, distribution model or other agreement that require, as a condition of use, reproduction, modification and/or distribution of the software, libraries or other code (or any portion thereof) or of any Related Software, any of the following: (A) the making available of source code or any information regarding the software, libraries or other code or any Related Software, (B) the granting of permission for creating modifications to or derivative works of the software, libraries or other code or any Related Software, (C) the granting of a license, whether express, implied, by virtue of estoppel or otherwise, to any Person under any Intellectual Property, (D) the imposition of restrictions on future Patent licensing terms, or other abridgement or restriction of the exercise or enforcement of any Intellectual Property through any means, (E) the obligation to include or otherwise communicate to other Persons any form of acknowledgement and/or copyright notice regarding the origin of the software, libraries or other code or Related Software or (F) the obligation to include disclaimer language, including warranty disclaimers and disclaimers of consequential damages, including all licenses that are defined as OSI (Open Source Initiative) licenses as listed on www.opensource.org; and (ii) any software, libraries or other code that is in the public domain or is otherwise made available under free or open source licensing and distribution models that are less restrictive than those set forth in (i), such as those obtained under the MIT, Boost Software License, and the Beerware Public Software licenses or any similar licenses.

“Order” means any order, judgment, injunction, ruling, writ, award or decree of any Governmental Entity.

“Parent Material Adverse Effect” means any change, event, development, circumstance or effect that, individually or in the aggregate, would reasonably be expected to prevent or materially delay, materially impair or materially interfere with, or materially adversely affect the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement by the Termination Date.

“Participant” means any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries.

“Patents” means all rights in and to patents and patent applications, inventions and invention disclosures (whether or not patentable), and any provisionals, divisionals, continuations, continuations in part, renewals, reissuances, re-examinations and extensions of any of the foregoing.

“Permitted Liens” means (i) Liens for current Taxes or other governmental charges not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in the financial statements have been established and provided for, (ii) Liens arising in the ordinary course of business in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens, (iii) Liens affecting the interest of the grantor of any easements benefiting owned real property and Liens of record attaching to real property, fixtures or leasehold improvements that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted, (iv) Liens granted pursuant to the Existing Credit Facility or reflected in the Company Balance Sheet, (v) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions, and other similar matters that would not, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted and (vi) any non-exclusive license, covenant or other right to or under Intellectual Property granted in the ordinary course of business.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Data” means any information in any media that relates to an identified or identifiable individual and any other data or information that constitutes personal data or personal information under any applicable Law or the Company’s or any of its Subsidiaries’ privacy policies.

“Privacy Requirements” means all Laws, Orders, Contracts, external privacy policies of the Company or any of its Subsidiaries, and industry standards or self-regulatory frameworks binding on the Company or its Subsidiaries relating to privacy, data protection, or data security.

“Related Software” means, with respect to any software, libraries or other code, any other software, libraries or other code (or a portion of any of the foregoing), in each case that is incorporated into or includes, relies on, is linked to or with, is derived from in any manner (in whole or in part), or is distributed with such software, libraries or other code.

“Release” means any actual release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, surface water, groundwater, land surface or subsurface strata).

“Sanctioned Person” means any Person (i) designated on the OFAC Specially Designated Nationals and Blocked Persons List, the BIS Denied Persons List, the BIS Entity List, the EU Consolidated List, the list of Financial Sanctions Targets maintained by Her Majesty’s Treasury, or on any list of targeted persons issued under Sanctions and Export Controls, (ii) that is, or is part of, a government of a Sanctioned Territory, (iii) majority-owned or controlled by, or acting on behalf of, any of the foregoing, (iv) located within or operating from a Sanctioned Territory, or (v) otherwise targeted under any applicable Sanctions and Export Controls.

“Sanctioned Territory” means any country or other territory targeted by a general export, import, financial or investment embargo under Sanctions and Export Controls, which countries and territories, as of the date of this Agreement, include the Crimea region of Ukraine, Cuba, Iran, North Korea, and Syria.

“Sanctions and Export Controls” means any applicable economic or financial sanctions or export controls administered by OFAC, BIS, the U.S. State Department, or any other governmental agency of the U.S. government, the United Nations, the European Union or any member state thereof, the United Kingdom or any other Governmental Entity having jurisdiction over the Company or its Subsidiaries.

“Solvent” when used with respect to any Person, means that, as of any date of determination: (i) the fair salable value (determined on a going concern basis) of its assets and property will, as of such date, exceed the amounts required to pay its debts as they become absolute and mature, as of such date; (ii) such Person will have adequate capital to carry on its business; and (iii) such Person will be able to pay its debts as they become absolute and mature, in the ordinary course of business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means any bona fide written Acquisition Proposal made by a third party that did not result from any breach of Section 6.2 (except that for purposes of this definition the references to “twenty percent (20%) or more” in the definition of Acquisition Transaction shall be deemed to be references to “more than fifty percent (50%)” in each place it appears), after the date of this Agreement that the Company’s board of directors determines in good faith (after consultation with its outside legal counsel and financial advisors) (i) is more favorable to the holders of Shares from a financial point of view than the transactions contemplated by this Agreement (taking into account (a) all financial considerations; (b) the identity of the third party making such Acquisition Proposal; (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Acquisition Proposal; (d) the other terms and conditions of such Acquisition Proposal and the implications thereof on the Company, including relevant legal, regulatory, and other aspects of such Acquisition Proposal deemed relevant by the Company’s board of directors; and (e) any revisions to the terms of this Agreement and the Merger proposed by Parent during any notice period set forth in Section 6.2(e))); (ii) is reasonably likely to be completed, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal.

“Tax” (including, with correlative meanings, the terms “Taxes” and “Taxable”) means all federal, state, local and foreign income, profits, franchise, gross receipts, customs duty, capital gains, capital, capital unit, capital stock, severance, stamp, payroll, wage, social security (or similar), severance, sales, employment, unemployment, use, goods and services, production, privilege, lease, service, license, service use, recapture, real and personal property, withholding, excise, ad valorem, value added, transfer, documentary, stamp, business and occupation, premium, escheat or unclaimed property, windfall profits, registration, utility, environmental, communications, disability, worker’s compensation, alternative or add on minimum, employee, estimated taxes and any other taxes of any kind whatsoever and regulatory fees and duties, including all interest and penalties, fines and additions to tax imposed in connection with any item described in this definition.

“Tax Return” means all returns and reports with respect to Taxes, including any information return, claim for refund, amended return, declaration of estimated Tax, election or disclosure.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“Willful Breach” means (i) a material breach by a party of any of its obligations under this Agreement that is a consequence of an act or omission undertaken or omitted by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement (and which results in a material breach) or (ii) subject to the satisfaction or waiver (by the party for whom such condition may be waived) of the conditions to Closing set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at Closing, provided that those conditions would have been satisfied if the Closing were to occur on such date), the intentional failure of the breaching party to promptly consummate the Merger in accordance with Section 1.2 and the other transactions contemplated to be consummated at the Closing in accordance with the terms and conditions of this Agreement when such party knows that such failure constitutes a breach of Section 1.2 and such other applicable provisions of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

VONAGE HOLDINGS CORP.

By:	/s/ Rory Read
Name: Rory Read
Title: Chief Executive Officer

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ Helena Svancar
Name: Helena Svancar
Title: Head of Mergers & Acquisitions

By:	/s/ Anders Lindström
Name: Anders Lindström
Title: Head of M&A and Finance Legal Affairs

ERICSSON MUON HOLDING INC.

By:	/s/ Helena Svancar
Name: Helena Svancar
Title: Attorney in fact

By:	/s/ Anders Lindström
Name: Anders Lindström
Title: Attorney in fact

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Certificate of Incorporation

Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

VONAGE HOLDINGS CORP.

ARTICLE I

The name of the Corporation (the “Corporation”) is Vonage Holdings Corp.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 108 Lakeland Ave, Kent County, Dover, Delaware 19901. The name of its registered agent at such address is Capitol Services, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the “DGCL”) as the same exists or may hereafter be amended; provided, however, that the Corporation shall not have the power or authority, and shall be unable and not permitted (whether by operation of law, as a result of or in connection with a transaction or otherwise, or whether by, through, relating to or in connection with any action, omission, contract, acquiescence, undertaking, understanding, license, release, covenant, representation, warranty, indemnity, lien, encumbrance or commitment of any kind), (i) to grant or release (on behalf of itself, any direct or indirect holder or beneficial owner of any equity or other securities of the Corporation, or any affiliate of the Corporation or of any such holder or beneficial owner) any rights, property, assets or claims of any kind, (ii) to bind any person or entity (including itself, any direct or indirect holder or beneficial owner of any equity or other securities of the Corporation, or any affiliate of the Corporation or of any such holder or beneficial owner) to any liabilities or obligations of any kind or (iii) to assume (on behalf of itself, any direct or indirect holder or beneficial owner of any equity or other securities of the Corporation, or any affiliate of the Corporation or of any such holder or beneficial owner) any liabilities or obligations of any kind, in each case, under clauses (i), (ii) and (iii), that relate to or involve in any way any intellectual property rights of any kind, including any rights relating to patents or patent applications, of any direct or indirect holder or beneficial owner of any of equity or other securities of the Corporation or any affiliate of the Corporation or of any such holder or beneficial owner (in all cases other than to the extent solely relating to or involving such intellectual property rights of the Corporation and its subsidiaries), for any reason or in any way and whether or not by virtue of, in connection with or as a result of the status of such holder, beneficial owner or affiliate as an affiliate of the Corporation or otherwise; provided further that the preceding proviso shall not restrict the power, authority, ability and right of the Corporation to (A) grant or release rights, property, assets or claims that are owned or held directly by the Corporation or its subsidiaries (and not by any of its affiliates other than its subsidiaries) or (B) bind or assume liabilities or obligations on behalf of itself and its subsidiaries (and not any of its affiliates other than its subsidiaries). For purposes of this Article III, (1) “affiliate” shall mean, with respect to any person or entity, any other person or entity that, directly or indirectly, controls, or is controlled by, or is under common control with, such person or entity (as used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person or entity, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise); and (2) “subsidiary” shall mean , with respect to any person or entity, any entity of which (I) more than 50% of the outstanding voting securities are directly or indirectly owned by such party, or (II) such person or entity or any subsidiary of such person or entity is a general partner (excluding partnerships in which such person or entity or any subsidiary of such person or entity does not have a majority of the voting interests in such partnership).

ARTICLE IV

The total number of shares of stock that the Corporation shall have authority to issue is one hundred (100), consisting of one hundred (100) shares of Common Stock, par value $0.001 per share.

ARTICLE V

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE VIII

The Corporation shall provide indemnification as follows:

a)

Actions, Suits and Proceedings Other than by or in the Right of the Corporation. The Corporation shall indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee, fiduciary, agent or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to hereafter as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity or in any other capacity while serving as a director, officer, partner, employee, fiduciary, agent or trustee, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines, ERISA taxes or penalties and amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

b)

Actions or Suits by or in the Right of the Corporation. The Corporation shall indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that Indemnitee is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee, fiduciary, agent or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity or in any other capacity while serving as a director, officer, partner, employee, fiduciary, agent or trustee, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made under this paragraph (b) in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to the Corporation, unless, and only to the extent, that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expenses (including attorneys’ fees) which the Court of Chancery of Delaware or such other court shall deem proper.

c)

Indemnification for Expenses of Successful Party. Notwithstanding any other provisions of this Article VIII, to the extent that an Indemnitee has been successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to in paragraphs (a) and (b) of this Article VIII, or in defense of any claim, issue or matter therein, or on appeal from any such action, suit or proceeding, Indemnitee shall be indemnified against all expenses (including attorneys’ fees) actually and reasonably incurred by or on behalf of Indemnitee in connection therewith. Without limiting the foregoing, if any action, suit or proceeding is disposed of, on the merits or otherwise (including a disposition without prejudice), without (i) the disposition being adverse to Indemnitee, (ii) an adjudication that Indemnitee was liable to the Corporation, (iii) a plea of guilty or nolo contendere by Indemnitee, (iv) an adjudication that Indemnitee did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and (v) with respect to any criminal proceeding, an adjudication that Indemnitee had reasonable cause to believe his conduct was unlawful, Indemnitee shall be considered for the purposes hereof to have been wholly successful with respect thereto.

d)

Notification and Defense of Claim. As a condition precedent to an Indemnitee’s right to be indemnified, such Indemnitee must notify the Corporation in writing as soon as practicable of any action, suit, proceeding or investigation involving such Indemnitee for which indemnity will or could be sought. With respect to any action, suit, proceeding or investigation of which the Corporation is so notified, the Corporation will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to Indemnitee. After notice from the Corporation to Indemnitee of its election so to assume such defense, the Corporation shall not be liable to Indemnitee for any legal or other expenses subsequently incurred by Indemnitee in connection with such action, suit, proceeding or investigation, other than as provided below in this paragraph (d). Indemnitee shall have the right to employ his or her own counsel in connection with such action, suit, proceeding or investigation, but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of Indemnitee unless (i) the employment of counsel by Indemnitee has been authorized by the Corporation, (ii) counsel to Indemnitee shall have reasonably concluded that there may be a conflict of interest or position on any significant issue between the Corporation and Indemnitee in the conduct of the defense of such action, suit, proceeding or investigation or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, suit, proceeding or investigation, in each of which cases the fees and expenses of counsel for Indemnitee shall be at the expense of the Corporation, except as otherwise expressly provided by this Article VIII. The Corporation shall not be entitled, without the consent of Indemnitee, to assume the defense of any claim brought by or in the right of the Corporation or as to which counsel for Indemnitee shall have reasonably made the conclusion provided for in clause (ii) above. The Corporation shall not be required to indemnify Indemnitee under this Article VIII for any amounts paid in settlement of any action, suit, proceeding or investigation effected without its written consent. The Corporation shall not settle any action, suit, proceeding or investigation in any manner which would impose any penalty or limitation on Indemnitee without Indemnitee’s written consent. Neither the Corporation nor Indemnitee will unreasonably withhold or delay its consent to any proposed settlement.

e)

Advance of Expenses. In the event of any threatened or pending action, suit, proceeding or investigation of which the Corporation receives notice under this Article VIII, any expenses (including attorneys’ fees) incurred by or on behalf of Indemnitee in defending an action, suit, proceeding or investigation or any appeal therefrom shall be paid by the Corporation in advance of the final disposition of such matter; provided, however, that the payment of such expenses incurred by or on behalf of Indemnitee in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of Indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined by final judicial decision from which there is no further right to appeal that Indemnitee is not entitled to be indemnified by the Corporation as authorized in this Article VIII. Such undertaking shall be accepted without reference to the financial ability of Indemnitee to make such repayment. Any advances or undertakings to repay pursuant to this paragraph (e) shall be unsecured and interest-free.

f)

Procedure for Indemnification. In order to obtain indemnification or advancement of expenses pursuant to paragraphs (a), (b), (c) or (e) of this Article VIII, an Indemnitee shall submit to the Corporation a written request. Any such indemnification or advancement of expenses shall be made as soon as practicable after written demand by Indemnitee therefor is presented to the Corporation, and in any event within (i) in the case of indemnification under paragraph (c) (Indemnification for Expenses of Successful Party) or paragraph (e) (Advancement of Expenses), 20 business days after receipt by the Corporation, of the written request of Indemnitee, or (ii) in the case of all other indemnification, 45 business days after receipt by the Corporation of the written request of Indemnitee, unless with respect to requests under this clause (ii), the Corporation (y) has assumed the defense pursuant to paragraph (d) of this Article VIII (and none of the circumstances described in paragraph (d) of this Article VIII that would nonetheless entitle Indemnitee to indemnification for the fees and expenses of separate counsel have occurred) or (z) determine, by clear and convincing evidence, within such 45 business day period referred to above that Indemnitee did not meet the applicable standard of conduct. Such determination, and any determination that advanced expenses must be repaid to the Corporation, shall be made in each instance (a) by a majority vote of the directors of the Corporation consisting of persons who are not at that time parties to the action, suit or proceeding in question (“disinterested directors”), whether or not a quorum, (b) by a committee of disinterested directors designated by majority vote of disinterested directors, whether or not a quorum, (c) if there are no disinterested directors, or if the disinterested directors so direct, by independent legal counsel (who may, to the extent permitted by law, be regular legal counsel to the Corporation) in a written opinion, or (d) by the stockholders of the Corporation.

g)

Remedies. The right to indemnification or advancement of expenses as granted by this Article VIII shall be enforceable by Indemnitee in any court of competent jurisdiction. Neither the failure of the Corporation to have made a determination prior to the commencement of such action that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor an actual determination by the Corporation pursuant to paragraph (f) of this Article VIII that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct. In any suit brought by Indemnitee to enforce a right to indemnification, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation. Indemnitee’s expenses (including attorneys’ fees) reasonably incurred in connection with any action instituted by Indemnitee to enforce or interpret its right to indemnification, in whole or in part, shall also be indemnified by the Corporation, regardless of whether Indemnitee is ultimately successful in such action, unless as a part of such action a court having jurisdiction over such action makes a final judicial determination (as to which all rights of appeal therefrom have been exhausted or lapsed) that each of the material assertions made by Indemnitee as a basis for such action was not made in good faith or was frivolous; provided, however, that until such final judicial determination is made, Indemnitee shall be entitled under paragraph (e) of this Article VIII to advancement of expenses with respect to such action.

h)

Limitations. Notwithstanding anything to the contrary in this Article VIII, except as set forth in paragraph (g) of this Article VIII, the Corporation shall not indemnify an Indemnitee pursuant to this Article VIII in connection with a proceeding (or part thereof) initiated by such Indemnitee unless the initiation thereof was approved by the Board of Directors of the Corporation. Notwithstanding anything to the contrary in this Article VIII, the Corporation shall not indemnify an Indemnitee to the extent such Indemnitee is reimbursed from the proceeds of insurance, and in the event the Corporation makes any indemnification payments to an Indemnitee and such Indemnitee is subsequently reimbursed from the proceeds of insurance, such Indemnitee shall promptly refund indemnification payments to the Corporation to the extent of such insurance reimbursement.

i)

Subsequent Amendment. No amendment, termination or repeal of this Article VIII or of the relevant provisions of the DGCL or any other applicable laws shall adversely affect or diminish in any way the rights of any Indemnitee to indemnification under the provisions hereof with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal.

j)

Other Rights. The indemnification and advancement of expenses provided by this Article VIII shall not be deemed exclusive of any other rights to which an Indemnitee seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), agreement or vote of stockholders or disinterested directors or otherwise, both as to action in Indemnitee’s official capacity and as to action in any other capacity while holding office for the Corporation, and shall continue as to an Indemnitee who has ceased to be a director or officer, and shall inure to the benefit of the estate, heirs, executors and administrators of Indemnitee. Nothing contained in this Article VIII shall be deemed to prohibit, and the Corporation is specifically authorized to enter into, agreements with officers and directors providing indemnification rights and procedures different from those set forth in this Article VIII. In addition, the Corporation may, to the extent authorized from time to time by its Board of Directors, grant indemnification rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article VIII.

k)

Partial Indemnification. If an Indemnitee is entitled under any provision of this Article VIII to indemnification by the Corporation for some or a portion of the expenses (including attorneys’ fees), liabilities, losses, judgments, fines, ERISA taxes or penalties or amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with any action, suit, proceeding or investigation and any appeal therefrom but not, however, for the total amount thereof, the Corporation shall nevertheless indemnify Indemnitee for the portion of such expenses (including attorneys’ fees), liabilities, losses, judgments, fines, ERISA taxes or penalties or amounts paid in settlement to which Indemnitee is entitled.

l)

Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) against any expense, liability or loss incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

m)

Savings Clause. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Indemnitee as to any expenses (including attorneys’ fees), liabilities, losses, judgments, fines, ERISA taxes or penalties and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated and to the fullest extent permitted by applicable law.

n)

Definitions. Terms used in this Article VIII and defined in Section 145(h) and Section 145(i) of the DGCL shall have the respective meanings assigned to such terms in such Section 145(h) and Section 145(i).

o)

Subsequent Legislation. If the DGCL is amended after adoption of this Article VIII to expand further the indemnification permitted to Indemnitees, then the Corporation shall indemnify such persons to the fullest extent permitted by the DGCL, as so amended.